UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended June 30, 2013
COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.        Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Corporate Management

Board of Directors

        In office until the approval of the financial statements as of and for the year ending December 31, 2014.

Chairman	Leonardo Del Vecchio
Deputy Chairman	Luigi Francavilla
Chief Executive Officer	Andrea Guerra
Directors

Roger Abravanel*
Mario Cattaneo*
Enrico Cavatorta**
Claudio Costamagna*
Claudio Del Vecchio
Sergio Erede
Elisabetta Magistretti*
Marco Mangiagalli*
Anna Puccio*
Marco Reboa* (Lead Independent Director)

*
Independent director

**
General Manager—Central Corporate Functions

Human Resources Committee	Claudio Costamagna (Chairman) Roger Abravanel Anna Puccio
Internal Control Committee	Mario Cattaneo (Chairman) Elisabetta Magistretti Marco Mangiagalli Marco Reboa

Board of Statutory Auditors

        In office until the approval of the financial statements as of and for the year ending December 31, 2014

Regular Auditors	Francesco Vella (Chairman) Alberto Giussani Barbara Tadolini
Alternate Auditors	Giorgio Silva Fabrizio Riccardo di Giusto
Officer Responsible for Preparing the Company's Financial Reports	Enrico Cavatorta

Auditing Firm

        Until approval of the financial statements as of and for the year ending December 31, 2020.

                      PricewaterhouseCoopers SpA

Luxottica Group S.p.A.
Headquarters and registered office    •    Via C. Cantù 2, 20123 Milan, Italy
 Capital Stock € 28,606,644.60
authorized and issued

ITEM 1. MANAGEMENT REPORT ON THE INTERIM
FINANCIAL RESULTS AS OF JUNE 30, 2013
(UNAUDITED)

        The following should be read in connection with the disclosure contained in the consolidated financial statements as of December 31, 2012, which includes a discussion of risks and uncertainties that can influence the Group's operational results or financial position. During the first six months of 2013, there were no changes to the risks reported as of December 31, 2012.

1.     OPERATING PERFORMANCE FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2013

        The Group's solid growth continued throughout the first half of 2013 with a new record for net sales in second quarter of 2013 of Euro 2,017.6 million (+7.2 percent at current exchange rates and +9.4 percent at constant exchange rates(1)), an increase from the Euro 1,882.2 million in the same three-month period of 2012. Net sales in the first six months of 2013 were 3,881.7 million (+5.8 percent at current exchange rates and +7.6 percent at constant exchange rates(1)) an increase from the Euro 3,670.4 million in the same period of 2012.

        Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA")(2) in the first six months of 2013 rose by 11.6 percent to Euro 819.1 million from Euro 733.9 in the same period of 2012. Additionally, adjusted EBITDA(2) increased by 9.6 percent to Euro 828.1 million from Euro 755.3 million in the first six months of 2012.

        EBITDA(2) in the second quarter of 2013 rose by 9.9 percent to Euro 453.7 million from Euro 412.9 in the same period of 2012. Additionally, adjusted EBITDA(2) increased by 12.1 percent to Euro 462.7 million from Euro 412.9 million in the second quarter of 2012.

        Operating income for the first six months of 2013 increased by 13.0 percent to Euro 636.5 million from Euro 563.2 million during the same period of the previous year. The Group's operating margin continued to grow rising from 15.3 percent in the first six months of 2012 to 16.4 percent in the current period. Additionally, adjusted operating income(3) in the first six months of 2013 increased by 10.4 percent to 645.5 million from Euro 584.7 million in the same period of 2012. Adjusted operating margin(4) in the first six months of 2013 increased to 16.6 percent from 15.9 percent in the same period of 2012.

        Operating income for the second quarter of 2013 increased by 9.7 percent to Euro 361.7 million from Euro 329.7 million during the same period of the previous year. The Group's operating margin continued to grow rising from 17.5 percent in the second quarter of 2012 to 17.9 percent in the current period. Additionally, adjusted operating income(3) in the second quarter of 2013 increased by 12.4 percent to 370.7 million from Euro 329.7 million in the same period of 2012. Adjusted operating margin(4) increased to 18.4 percent, in the second quarter of 2013, from 17.5 percent in the same period of 2012.

        In the first six-months of 2013 net income attributable to Luxottica Stockholders increased by 15.0 percent to Euro 371.2 million from Euro 322.7 million in the same period of 2012. Adjusted net

(1)
We calculate constant exchange rates by applying to the current period the average exchange rates between the Euro and the relevant currencies of the various markets in which we operated during the three-month and the six-month periods ended June 30, 2012. Please refer to Attachment 1 for further details on exchange rates.
(2)
For a further discussion of EBITDA and adjusted EBITDA, see page 17—"Non-IFRS Measures."
(3)
For a further discussion of adjusted operating income, see page 17—"Non-IFRS Measures."
(4)
For a further discussion of adjusted operating margin, see page 17—"Non-IFRS Measures."

income attributable(5) to Luxottica stockholders increased by 11.7 percent to Euro 377.1 million in the first six months of 2013 from Euro 337.7 million in the same period of 2012. Earnings per share ("EPS") was Euro 0.79 and EPS expressed in USD was 1.03 (at an average rate of Euro/USD of 1.3129).

        Net income attributable to Luxottica stockholders for the second quarter of 2013 increased by 9.4 percent from Euro 193.7 million in the second quarter of 2012 to Euro 212.0 million in the second quarter of 2013. Adjusted net income(5) attributable to Luxottica stockholders for the second quarter of 2013 increased by 12.5 percent to Euro 217.9 million from Euro 193.7 million for the same period of 2012. Earnings per share ("EPS") was Euro 0.45 in the second quarter of 2013 and EPS expressed in USD was 0.59 (at an average rate of Euro/USD of 1.3058).

        By carefully controlling working capital, the Group generated positive free cash flow(6) in both the first six months of the year (Euro 204 million) and the second quarter (Euro 200 million). After the payment of dividends of approximately Euro 274 million, net debt as of June 30, 2013 was Euro 1,886.2 million (Euro 1,662.4 million at the end of 2012), with the ratio of net debt to adjusted EBITDA(7) of 1.3x (1.2x as of December 31, 2012).

2.     SIGNIFICANT EVENTS DURING THE SIX MONTHS ENDED JUNE 30, 2013

January

        On January 23, 2013, the Company closed the acquisition of Alain Mikli International, a French luxury and contemporary eyewear company. Net sales generated by Alain Mikli International in 2012 were approximately Euro 55.5 million. The purchase price paid in the first quarter of 2013, including the assumption of approximately Euro 15 million of Alain Mikli's debt, totaled Euro 91 million, excluding advance payments made in 2012 and receivables from Alain Mikli.

March

        On November 27, 2012, the Company entered into an agreement with Salmoiraghi & Viganò S.p.A. and Salmoiraghi & Viganò Holding S.r.l. pursuant to which Luxottica subscribed to shares as part of a capital injection, corresponding to a 36.33% equity stake in the Italian optical retailer. The transaction is valued at Euro 45 million and was completed on March 25, 2013. As a result of this transaction, the Group became a financial partner of Salmoiraghi & Viganò S.p.A.

        In March 2013, Standard & Poor's confirmed its long-term credit rating of BBB+ and revised its outlook on the Group from stable to positive.

April

        On April 25, 2013, we acquired the sun business of Grupo Devlyn S.A.P.I. de C.V. through one of our wholly-owned subsidiaries. See "Note 4—Business Combinations" in the accompanying Notes to the Condensed Consolidated Financial Statements for additional information on this transaction.

        At the Stockholders' Meeting on April 29, 2013, Group's stockholders approved the Statutory Financial Statements as of December 31, 2012, as proposed by the Board of Directors and the distribution of a cash dividend of Euro 0.58 per ordinary share. The aggregate dividend amount of Euro 274.0 million was fully paid in May 2013.

3.     FINANCIAL RESULTS

        We are a global leader in the design, manufacture and distribution of fashion, luxury and sport eyewear, with net sales reaching Euro 7.1 billion in 2012, over 70,000 employees and a strong global presence. We operate in two industry segments: (i) manufacturing and wholesale distribution; and

(5)
For a further discussion of adjusted net income, see page 17—"Non-IFRS Measures."
(6)
For a further discussion of free cash flow, see page 17—"Non-IFRS Measures."
(7)
For a further discussion of net debt and net debt to adjusted EBITDA, see page 17—"Non-IFRS Measures."

(ii) retail distribution. See Note 5 to the Condensed Consolidated Financial Report as of June 30, 2013 (unaudited) for additional disclosures about our operating segments. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of proprietary and designer lines of mid- to premium-priced prescription frames and sunglasses. We operate our retail distribution segment principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut, OPSM, Laubman & Pank, Bright Eyes, Oakley "O" Stores and Vaults, David Clulow, GMO and our Licensed Brands (Sears Optical and Target Optical).

        As a result of our numerous acquisitions and the subsequent expansion of our business activities in the United States through these acquisitions, our results of operations, which are reported in Euro, are susceptible to currency rate fluctuations between the Euro and the U.S. dollar. The Euro/U.S. dollar exchange rate has fluctuated to an average exchange rate of Euro 1.00 = U.S. $1.3129 in the first six months of 2013 from Euro 1.00 = U.S. $1.2965 in the same period of 2012. With the acquisition of OPSM, our results of operations have also been rendered susceptible to currency fluctuations between the Euro and the Australian dollar. Additionally, we incur part of our manufacturing costs in Chinese Yuan; therefore, the fluctuation of the Chinese Yuan relative to other currencies in which we receive revenues could impact the demand of our products or our consolidated profitability. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein. This discussion should be read in conjunction with the risk factor discussion in Section 8 of the Management Report included with the 2012 Consolidated Financial Statements.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012 (UNAUDITED)

	Six months ended June 30,

(Amounts in thousands of Euro)	2013	% of net sales	2012*	% of net sales

Net sales	3,881,728	100.0%	3,670,358	100.0%
Cost of sales	1,293,395	33.5%	1,229,042	33.5%

Gross profit	2,588,333	66.7%	2,441,316	66.5%

Selling	1,145,917	29.5%	1,134,419	30.9%
Royalties	76,333	2.0%	68,104	1.9%
Advertising	245,318	6.3%	225,407	6.1%
General and administrative	484,275	12.5%	450,140	12.3%
Total operating expenses	1,951,842	50.3%	1,878,069	51.2%

Income from operations	636,491	16.4%	563,247	15.3%

Other income/(expense)
Interest income	5.037	0.1%	11,895	0.3%
Interest expense	(52.839)	(1.4)%	(72,988)	(2.0)%
Other—net	(4,107)	(0.1)%	(489)	(0.0)%

Income before provision for income taxes	584,582	15.1%	501,665	13.7%

Provision for income taxes	(210,499)	(5.4)%	175,805	(4.8)%

Net income	374,082	9.6%	325,860	8.9%

Attributable to
—Luxottica Group stockholders	371,197	9.6%	322,692	8.8%
—non-controlling interests	2,885	0.0%	3,168	0.1%

NET INCOME	374,082	9.6%	325,860	8.9%

*
Starting from January 1, 2013 the Group adopted IAS 19 revised "Employee benefits", which requires retrospective application. Accordingly, the 2012 comparative information has been restated based on the new standard. As a result income from operations and net income attributable to Luxottica Stockholders decreased by Euro 5.9 million and Euro 3.6 million, respectively.

        In the first six months of 2013, the Group incurred non-recurring expenses of Euro 9 million (Euro 5.9 million net of the tax effect) related to the reorganization of the newly acquired Alain Mikli business. In the same period of 2012, the Group recognized non-recurring expenses of Euro 21.4 million (Euro 15.0 million net of the tax effect) related to the restructuring of the Australian retail business.

Adjusted Measures(8)	2013	% of net sales	2012	% of net sales	% change

Adjusted income from Operations	645,491	16.6%	584,680	15.9%	10.4%
Adjusted EBITDA	828,059	21.3%	755,327	20.6%	9.6%
Adjusted Net Income attributable to Luxottica Group Stockholders	377,101	9.7%	337,695	9.2%	11.7%

        Net Sales.    Net sales increased by Euro 211.3 million, or 5.8 percent, to Euro 3,881.7 million in the first six months of 2013 from Euro 3,670.4 million in the same period of 2012. Euro 146.0 million of such increase was attributable to the increased sales in the manufacturing and wholesale distribution segment in the first six months of 2013 as compared to the same period in 2012 and to increased sales in the retail distribution segment of Euro 65.3 million for the same period.

        Net sales for the retail distribution segment increased by Euro 65.3 million, or 3.0 percent, to Euro 2,220.7 million in the first six months of 2013 from Euro 2,155.4 million in the same period in 2012. The increase in net sales for the period was partially attributable to a 4.0 percent improvement in comparable store sales(9). In particular, we saw a 3.1 percent increase in comparable store sales for the North American retail operations, and an increase for the Australian/New Zealand retail operations of 8.3 percent. The effects from currency fluctuations between the Euro (which is our reporting currency) and other currencies in which we conduct business, in particular the weakening of the U.S. dollar and Australian dollar compared to the Euro, decreased net sales in the retail distribution segment by Euro 35.7 million during the period.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 146.0 million, or 9.6 percent, to Euro 1,661.0 million in the first six months of 2013 from Euro 1,515.0 million in the same period in 2012. This growth was mainly attributable to increased sales of most of our proprietary brands, in particular Ray-Ban and Oakley and of some licensed brands such as Miu Miu and Tiffany. Almost all of the primary geographic markets in which the Group operates recorded an increase in net sales. These positive effects were partially offset by negative currency fluctuations, in particular the weakening of the U.S. Dollar and other currencies including but not limited to the Australian Dollar, Japanese Yen and the Brazilian Real, despite the strengthening of the Chinese Renminbi and the Mexican Peso, the net effect of which was to decrease net sales to third parties in the manufacturing and wholesale distribution segment by Euro 30.8 million.

        In the first six months of 2013, net sales in the retail distribution segment accounted for approximately 57.2 percent of total net sales, as compared to approximately 58.7 percent of total net sales for the same period in 2012.

        In the first six months of 2013, net sales in our retail distribution segment in the United States and Canada comprised 78.4 percent of our total net sales in this segment as compared to 79.3 percent of our

(8)
For a further discussion of Adjusted Measures, see page 17—"Non-IFRS Measures."
(9)
Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

total net sales in the same period of 2012. In U.S. dollars, retail net sales in the United States and Canada increased by 3.2 percent to USD 2,286.8 million in the first six months of 2013 from USD 2,214.9 million for the same period in 2012. During the first six months of 2013, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 21.6 percent of our total net sales in the retail distribution segment and increased by 7.1 percent to Euro 478.9 million in the first six months of 2013 from Euro 446.9 million, or 20.7 percent of our total net sales in the retail distribution segment for the same period in 2012. This increase was primarily due to sales from new stores which were acquired by the Company in the third quarter of 2012 and in the first quarter of 2013.

        In the first six months of 2013, net sales to third parties in our manufacturing and wholesale distribution segment in Europe increased by Euro 44.2 million to Euro 735.7 million, comprising 44.3 percent of our total net sales in this segment, compared to Euro 691.5 million, or 45.6 percent of total net sales in the segment, for the same period in 2012. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were USD 555.7 million and comprised 25.5 percent of our total net sales in this segment for the first six months of 2013, compared to USD 511.0 million, or 26.0 percent of total net sales in the segment, for the same period of 2012. The increase in net sales in the United States and Canada was primarily due to a general increase in consumer demand. In the first six months of 2013, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 502.1 million, comprising 30.2 percent of our total net sales in this segment, compared to Euro 429.4 million, or 28.3 percent of our net sales in this segment, in the same period of 2012. The increase of Euro 72.7 million, or 16.9 percent, in the first six months of 2013 as compared to the same period of 2012, was due to an increase in consumer demand.

        Cost of Sales.    Cost of sales increased by Euro 64.4 million, or 5.2 percent, to Euro 1,293.4 million in the first six months of 2013 from Euro 1,229.0 million in the same period of 2012, including the non-recurring expense of Euro 1.3 million related to the reorganization of the retail business in Australia. As a percentage of net sales, cost of sales decreased to 33.3 percent in the first six months of 2013 as compared to 33.5 percent in the same period of 2012. In the first six months of 2013, the average number of frames produced daily in our facilities increased to approximately 305,100 as compared to approximately 283,400 in the same period of 2012, which was attributable to increased production in all manufacturing facilities in response to an overall increase in demand.

        Gross Profit.    Our gross profit increased by Euro 147.0 million, or 6.0 percent, to Euro 2,588.3 million in the first six months of 2013 from Euro 2,441.3 million for the same period of 2012. As a percentage of net sales, gross profit increased to 66.7 percent in the first six months of 2013 as compared to 66.5 percent for the same period of 2012, due to the factors noted above.

        Operating Expenses.    Total operating expenses increased by Euro 73.8 million, or 3.9 percent, to Euro 1,951.8 million in the first six months of 2013 from Euro 1,878.1 million in the same period of 2012. As a percentage of net sales, operating expenses decreased to 50.3 percent in the first six months of 2013, from 51.2 percent in the same period of 2012.

        Adjusted operating expenses(10) in the first six months of 2013, excluding non-recurring expenses related to the reorganization of the newly acquired Alain Mikli business amounting to approximately Euro 9.0 million, were Euro 1,942.8 million. As a percentage of net sales, adjusted operating expenses(10) equaled 50.1 percent.

        Adjusted operating expenses(10) in the first six months of 2012, excluding non-recurring expenses related to the reorganization of the retail business in Australia amounting to approximately Euro 20.1 million, were Euro 1,858.0 million. As a percentage of net sales, adjusted operating expenses equaled 50.6 percent.

(10)
For a further discussion of adjusted operating expenses, see page 17—"Non-IFRS Measures."

        Please find the reconciliation between adjusted operating expenses and operating expenses in the following table:

(Amounts in millions of Euro)	2013	2012

Operating expenses	1,951.8	1,878.1
> Adjustment for Alain Mikli reorganization	(9.0)	—
> Adjustment for OPSM reorganization	—	(20.1)

Adjusted operating expenses	1,942.8	1,858.0

        Selling and advertising expenses (including royalty expenses) increased by Euro 39.6 million, or 2.8 percent, to Euro 1,467.6 million in the first six months of 2013 from Euro 1,427.9 million in the same period of 2012. Selling expenses increased by Euro 11.5 million, or 1.0 percent. Advertising expenses increased by Euro 19.9 million, or 8.8 percent. Royalties increased by Euro 8.2 million, or 12.1 percent. As a percentage of net sales, selling and advertising expenses were 37.8 percent in the first six months of 2013 and 38.9 percent in the first six months of 2012.

        Adjusted selling expenses(11) in the first six months of 2012, excluding non-recurring expenses related to the reorganization of the Retail business in Australia amounting to approximately Euro 17.1 million, totaled Euro 1,117.3 million, or 30.4%, as a percentage of net sales.

        Please find the reconciliation between adjusted selling expenses and selling expenses in the following table:

(Amounts in millions of Euro)	2013	2012

Selling expenses	1,145.9	1,134.4
> Adjustment for OPSM reorganization	—	(17.1)

Adjusted selling expenses	1,145.9	1,117.3

        General and administrative expenses, including intangible asset amortization increased by Euro 34.1 million, or 7.6 percent, to Euro 484.3 million in the first six months of 2013 as compared to Euro 450.1 million in the same period of 2012.

        Adjusted general and administrative expenses(12), including intangible asset amortization and excluding in the first six months of 2013 non-recurring expenses related to the reorganization of the newly acquired Alain Mikli business amounting to Euro 9.0 million, totaled Euro 475.3 million. As a percentage of net sales, adjusted general and administrative expenses(12) were 12.2 percent in the first six months of 2013.

        Adjusted general and administrative expenses(12), including intangible asset amortization and excluding in the first six months of 2012 non-recurring expenses related to the reorganization of the retail business in Australia amounting to approximately Euro 3.0 million, totaled Euro 447.2 million. As a percentage of net sales, adjusted general and administrative expenses(12) were 12.2 percent in the first six months of 2012.

(11)
For a further discussion of adjusted selling expenses, see page 17—"Non-IFRS Measures."
(12)
For a further discussion of adjusted general and administrative expenses, see page 17—"Non-IFRS Measures."

        Please find the reconciliation between adjusted general and administrative expenses(11) and general and administrative expenses in the following table:

(Amounts in millions of Euro)	2013	2012

General and administrative expense	484.3	450.1
> Adjustment for Alain Mikli reorganization	(9.0)	—
> Adjustment for OPSM reorganization	—	(3.0)

Adjusted general and administrative expense	475.3	447.2

        Income from Operations.    For the reasons described above, income from operations increased by Euro 73.2 million, or 13.0 percent, to Euro 636.5 million in the first six months of 2013 from Euro 563.2 million in the same period of 2012. As a percentage of net sales, income from operations increased to 16.4 percent in the first six months of 2013 from 15.3 percent in the same period of 2012.

        Adjusted income from operations(13), excluding in the first six months of 2013, non-recurring expenses related to the reorganization of the newly acquired Alain Mikli business for Euro 9.0 million, amounted to Euro 645.5 million. As a percentage of net sales, adjusted income from operations(13) was at 16.6 percent in the first six months of 2013.

        Adjusted income from operations(13), excluding, in the first six months of 2012 non-recurring expenses related to the reorganization of the retail business in Australia for Euro 21.4 million, amounted to Euro 584.6 million. As a percentage of net sales, adjusted income from operations(13) was at 15.9 percent in the first six months of 2012.

        Please find the reconciliation between adjusted income from operations(13) and income from operations in the following table:

(Amounts in millions of Euro)	2013	2012

Income from operations	636.5	563.2
> Adjustment for Alain Mikli reorganization	9.0	—
> Adjustment for OPSM reorganization	—	21.4

Adjusted income from operations	645.5	584.6

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (51.9) million in the first six months of 2013 as compared to Euro (61.6) million in the same period of 2012. Net interest expense was Euro 47.8 million in the first six months of 2013 as compared to Euro 61.1 million in the same period of 2012.

        Net Income.    Income before taxes increased by Euro 82.9 million, or 16.5 percent, to Euro 584.6 million in the first six months of 2013 from Euro 501.7 million in the same period of 2012, for the reasons described above. As a percentage of net sales, income before taxes increased to 15.1 percent in the first six months of 2013 from 13.7 percent in the same period of 2012. Adjusted income before taxes(14) amounted to Euro 593.6 million in the first six months of 2013 as compared to Euro 523.1 million in the same period of 2012. As a percentage of net sales, adjusted income before taxes(14) increased to 15.3 percent in the first six months of 2013 from 14.3 percent in the same period of 2012.

(13)
For a further discussion of adjusted income from operations, see page 17—"Non-IFRS Measures."
(14)
For a further discussion of adjusted income before taxes, see page 17—"Non-IFRS Measures."

        Please find the reconciliation between adjusted income before taxes(14) and income before taxes in the following table:

(Amounts in millions of Euro)	2013	2012

Income before provision for taxes	584.6	501.7
> Adjustment for Alain Mikli reorganization	9.0	—
> Adjustment for OPSM reorganization	—	21.4

Adjusted income before provision for taxes	593.6	523.1

        Net income attributable to non-controlling interests in the first six months of 2013, decreased to Euro 2.9 million from Euro 3.2 million in the first six months of 2012. The expected tax rate amounted to 36.0 percent in the first six months of 2013 as compared to 35.0 percent for the same period of 2012.

        Net income attributable to Luxottica Group stockholders increased by Euro 48.5 million, or 15.0 percent, to Euro 371.2 million in the first six months of 2013 from Euro 322.7 million in the same period of 2012. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 9.6 percent in the first six months of 2013 from 8.8 percent in the same period of 2012. Adjusted net income attributable to Luxottica Group stockholders(15) also increased to Euro 377.1 million as compared to adjusted net income attributable to Luxottica Group(15) stockholders in the first six months of 2012, amounting to Euro 337.7 million. As a percentage of net sales, adjusted net income attributable to Luxottica Group stockholders(15) increased to 9.7 percent in the first six months of 2013 from 9.2 percent in the first six months of 2012.

        Please find the reconciliation between adjusted net income attributable to Luxottica Group stockholders(15) in the following table:

(Amounts in millions of Euro)	2013	2012

Net income attributable to Group stockholders	371.2	322.7
> Adjustment for Alain Mikli reorganization	5.9	—
> Adjustment for OPSM reorganization	—	15.0

Adjusted net income attributable to Group stockholders	377.1	337.7

        Basic earnings per share were Euro 0.79 and diluted earnings per share were Euro 0.78 in the first six months of 2013 as compared to Euro 0.70 and Euro 0.69, respectively in the same period of 2012.

        Adjusted basic earnings per share(16) were Euro 0.80 and adjusted diluted earnings per share(16) were Euro 0.79 in the first six months of 2013.

        Adjusted basic and diluted earnings per share(16) were Euro 0.73 in the first six months of 2012.

(15)
For a further discussion of adjusted net income attributable to Luxottica Group stockholders, see page 17—"Non-IFRS Measures."
(16)
For a further discussion of adjusted basic and diluted earnings per share, see page 17—"Non-IFRS Measures."

RESULTS OF OPERATIONS FOR THE THREE MONTHS PERIOD ENDED JUNE 30, 2013 AND 2012 (UNAUDITED)

In accordance with IFRS

	Three months ended June 30,

(Amounts in thousands of Euro)	2013	% of net sales	2012*	% of net sales

Net sales	2,017,608	100.0%	1,882,185	100.0%
Cost of sales	647,681	32.1%	606,477	32.2%

Gross profit	1,369,927	67.9%	1,275,707	67.8%

Selling	583,232	28.9%	562,847	29.9%
Royalties	40,163	2.0%	35,586	1.9%
Advertising	133,764	6.6%	123,429	6.6%
General and administrative	251,094	12.4%	224,195	11.9%
Total operating expenses	1,008,253	50.0%	946,056	50.3%

Income from operations	361,674	17.9%	329,651	17.5%

Other income/(expense)
Interest income	2,490	0.1%	6,478	0.3%
Interest expense	(26,284)	(1.3)%	(36,004)	(1.9)%
Other—net	(4,285)	(0.2)%	(421)	0.0%

Income before provision for income taxes	333,594	16.5%	299,704	15.9%

Provision for income taxes	(120,133)	(6.0)%	(104,743)	(5.6)%

Net income	213,461	10.6%	194,961	10.4%

Attributable to
—Luxottica Group stockholders	211,963	10.5%	193,716	10.3%
—non-controlling interests	1,498	0.1%	1,245	0.1%

NET INCOME	213,461	10.6%	196,961	10.4%

*
Starting from January 1, 2013 the Group adopted IAS 19 revised "Employee benefits" which requires retrospective application. Accordingly, 2012 comparative information has been restated based on the new standard. As a result the income from operations and net income attributable to Luxottica Stockholders decreased by Euro 3.0 million and Euro 1.8 million, respectively.

        In the three months ended June 30, 2013, the Group incurred non-recurring expenses of Euro 9.0 million (Euro 5.9 million net of the tax effect).

Adjusted Measures(17)	Three months ended June 30, 2013	% of net sales	Three months ended June 30, 2012	% of net sales	% change

Adjusted income from Operations	370,674	18.4%	329,653	17.5%	12.4%
Adjusted EBITDA	462,713	22.9%	412,909	21.9%	12.1%
Adjusted net Income attributable to Luxottica Group Stockholders	217,867	10.8%	193,713	10.3%	12.5%

        Net Sales.    Net sales increased by Euro 135.4 million, or 7.2 percent, to Euro 2,017.6 million in the three months ended June 30, 2013 from Euro 1,882.2 million in the same period of 2012. Euro 91.8 million of such increase was attributable to the increased sales in the manufacturing and wholesale distribution

(17)
For a further discussion of Adjusted Measures, see page 17—"Non-IFRS Measures."

segment in the three months ended June 30, 2013 as compared to the same period in 2012 and to increased sales in the retail distribution segment of Euro 43.6 million for the same period.

        Net sales for the retail distribution segment increased by Euro 43.6 million, or 4.0 percent, to Euro 1,137.6 million in the three months ended June 30, 2013 from Euro 1,094.0 million in the same period in 2012. The increase in net sales for the period was partially attributable to a 4.4 percent improvement in comparable store sales(18). In particular, we saw a 3.3 percent increase in comparable store sales for the North American retail operations, and an increase for the Australian/New Zealand retail operations of 6.9 percent. The effects from currency fluctuations between the Euro (which is our reporting currency) and other currencies in which we conduct business, in particular the weakening of the U.S. dollar and Australian dollar compared to the Euro, decreased net sales in the retail distribution segment by Euro 25.0 million during the period.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 91.8 million, or 11.6 percent, to Euro 880.0 million in the three months ended June 30, 2013 from Euro 788.2 million in the same period in 2012. This growth was mainly attributable to increased sales of most of our proprietary brands, in particular Ray-Ban and Oakley and of some licensed brands such as Miu Miu and Tiffany. Almost all of the primary geographic markets in which the Group operates recorded an increase in net sales. These positive effects were partially offset by negative currency fluctuations, in particular the weakening of the U.S. Dollar and other currencies including but not limited to the Japanese Yen and the Australian Dollar, the effect of which was to decrease net sales to third parties in the manufacturing and wholesale distribution segment by Euro 17.4 million.

        In the three months ended June 30, 2013, net sales in the retail distribution segment accounted for approximately 56.4 percent of total net sales, as compared to approximately 58.1 percent of total net sales for the same period in 2012.

        In the three months ended June 30, 2013, net sales in our retail distribution segment in the United States and Canada comprised 78.7 percent of our total net sales in this segment as compared to 80.0 percent of our total net sales in the same period of 2012. In U.S. dollars, retail net sales in the United States and Canada increased by 4.2 percent to USD 1,169.9 million in the three months ended June 30, 2013 from USD 1,122.7 million for the same period in 2012. During the three months ended June 30, 2013, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 21.3 percent of our total net sales in the retail distribution segment and increased by 10.6 percent to Euro 241.9 million in the three months ended June 30, 2013 from Euro 218.7 million, or 20.0 percent of our total net sales in the retail distribution segment for the same period in 2012.

        In the three months ended June 30, 2013, net sales to third parties in our manufacturing and wholesale distribution segment in Europe increased by Euro 38.6 million to Euro 401.1 million, comprising 45.6 percent of our total net sales in this segment, compared to Euro 362.5 million of total net sales in the segment, for the same period in 2012. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were USD 285.5 million and comprised 24.8 percent of our total net sales in this segment for the three months ended June 30, 2013, compared to USD 263.8 million, or 26.1 percent of total net sales in the segment, for the same period of 2012. In the three months ended June 30, 2013, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world increased by Euro 40.1 million, or 18.2 percent, in the three months ended June 30, 2013 as compared to the same period of 2012, to Euro 260.3 million, comprising 29.6 percent of our total net sales in this segment, compared to Euro 220.2 million, or 27.9 percent of our net sales in this segment, in the same period of 2012.

(18)
Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

        Cost of Sales.    Cost of sales increased by Euro 41.2 million, or 6.8 percent, to Euro 647.7 million in the three months ended June 30, 2013 from Euro 606.5 million in the same period of 2012. As a percentage of net sales, cost of sales remained substantially flat to 32.1 percent in the three months ended June 30, 2013 as compared to 32.2 percent in the same period of 2012. In the three months ended June 30, 2013, the average number of frames produced daily in our facilities increased to approximately 307,100 as compared to approximately 290,800 in the same period of 2012, which was attributable to increased production in all manufacturing facilities in response to an overall increase in demand.

        Gross Profit.    Our gross profit increased by Euro 94.2 million, or 7.4 percent, to Euro 1,369.9 million in the three months ended June 30, 2013 from Euro 1,275.7 million for the same period of 2012. As a percentage of net sales, gross profit remained substantially flat at 67.9 percent in the three months ended June 30, 2013 as compared to 67.8 percent for the same period of 2012, due to the factors noted above.

        Operating Expenses.    Total operating expenses increased by Euro 62.2 million, or 6.6 percent, to Euro 1,008.3 million in the three months ended June 30, 2013 from Euro 946.1 million in the same period of 2012. As a percentage of net sales, operating expenses decreased to 50.0 percent in the three months ended June 30, 2013, from 50.3 percent in the same period of 2012.

        Adjusted operating expenses(19) in the three months ended June 30, 2013, excluding non-recurring expenses related to the reorganization of the newly acquired Alain Mikli business amounting to approximately Euro 9.0 million, were Euro 999.3 million. As a percentage of net sales, adjusted operating expenses(19) equaled 49.5 percent.

        Please find the reconciliation between adjusted operating expenses(19) and operating expenses in the following table:

(Amounts in millions of Euro)	2013	2012

Operating expenses	1,008.3	946.1
> Adjustment for Alain Mikli reorganization	(9.0)	—

Adjusted operating expenses	999.3	946.1

        Selling and advertising expenses (including royalty expenses) increased by Euro 35.3 million, or 4.9 percent, to Euro 757.2 million in the three months ended June 30, 2013 from Euro 721.9 million in the same period of 2012. Selling expenses increased by Euro 20.4 million, or 3.6 percent. Advertising expenses increased by Euro 10.3 million, or 8.4 percent. Royalties increased by Euro 4.6 million, or 12.9 percent. As a percentage of net sales, selling and advertising expenses were 37.5 percent in the three months ended June 30, 2013 and 38.4 percent in the same period of 2012.

        General and administrative expenses, including intangible asset amortization increased by Euro 26.9 million, or 12.0 percent, to Euro 251.1 million in the three months ended June 30, 2013 as compared to Euro 224.2 million in the same period of 2012. As a percentage of net sales, general and administrative expenses were 12.4 percent in the three months ended June 30, 2013 as compared to 11.9 percent in the same period of 2012.

        Adjusted general and administrative expenses(20), including intangible asset amortization and excluding, in the three months ended June 30, 2013, non-recurring expenses related to the reorganization of the newly acquired Alain Mikli business amounting to Euro 9.0 million, totaled Euro 242.1 million. As a percentage of net sales, adjusted general and administrative expenses(20) were 12.0 percent in the three months ended June 30, 2013.

(19)
For a further discussion of adjusted operating expenses, see page 17—"Non-IFRS Measures."
(20)
For a further discussion of adjusted general and administrative expenses, see page 17—"Non-IFRS Measures."

        Please find the reconciliation between adjusted general and administrative expenses(19) and general and administrative expenses in the following table:

(Amounts in millions of Euro)	2013	2012

General and administrative expense	251.1	224.2
> Adjustment for Alain Mikli reorganization	(9.0)	—

Adjusted general and administrative expense	242.1	224.2

        Income from Operations.    For the reasons described above, income from operations increased by Euro 32.0 million, or 9.7 percent, to Euro 361.7 million in the three months ended June 30, 2013 from Euro 329.7 million in the same period of 2012. As a percentage of net sales, income from operations increased to 17.9 percent in the three months ended June 30, 2013 from 17.5 percent in the same period of 2012.

        Adjusted income from operations(21), excluding, in the three months ended June 30, 2013, non-recurring expenses related to the reorganization of the newly acquired Alain Mikli business for Euro 9.0 million, amounted to Euro 370.7 million. As a percentage of net sales, adjusted income from operations(21) was at 18.4 percent in the three months ended June 30, 2013.

        Please find the reconciliation between adjusted income from operations(21) and income from operations in the following table:

(Amounts in millions of Euro)	2013	2012

Income from operations	361.7	329.7
> Adjustment for Alain Mikli reorganization	9.0	—

Adjusted income from operations	370.7	329.7

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (28.1) million in the three months ended June 30, 2013 as compared to Euro (29.9) million in the same period of 2012. Net interest expense was Euro 23.8 million in the three months ended June 30, 2013 as compared to Euro 29.5 million in the same period of 2012.

        Net Income.    Income before taxes increased by Euro 33.9 million, or 11.3 percent, to Euro 333.6 million in the three months ended June 30, 2013 from Euro 299.7 million in the same period of 2012, for the reasons described above. As a percentage of net sales, income before taxes increased to 16.5 percent in the three months ended June 30, 2013 from 15.9 percent in the same period of 2012. Adjusted income before taxes(22) excluding, in the three months ended June 30, 2013, expenses related to the reorganization of the newly acquired Alain Mikli business for Euro 9.0 million, amounted to Euro 342.6 million in the three months ended June 30. As a percentage of net sales, adjusted income before taxes(22) was 17.0 percent in the three months ended June 30, 2013.

        Please find the reconciliation between adjusted income before taxes(22) and income before taxes in the following table:

(Amounts in millions of Euro)	2013	2012

Income before provision for taxes	333.6	299.7
> Adjustment for Alain Mikli reorganization	9.0	—

Adjusted income before provision for taxes	342.6	299.7

(21)
For a further discussion of adjusted income from operations, see page 17—"Non-IFRS Measures."
(22)
For a further discussion of adjusted income before taxes, see page 17—"Non-IFRS Measures."

        Net income attributable to non-controlling interests in the three months ended June 30, 2013, increased to Euro 1.5 million from Euro 1.2 million in the three months ended June 30, 2012. The expected tax rate amounted to 36.0 percent in the three months ended June 30, 2013 as compared to 34.9 percent for the same period of 2012.

        Net income attributable to Luxottica Group stockholders increased by Euro 18.3 million, or 9.4 percent, to Euro 212.0 million in the three months ended June 30, 2013 from Euro 193.7 million in the same period of 2012. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 10.5 percent in the three months ended June 30, 2013 from 10.3 percent in the same period of 2012. Adjusted net income attributable to Luxottica Group stockholders(23) excluding non-recurring expenses related to the reorganization of the newly acquired Alain Mikli business for Euro 5.9 million, increased to Euro 217.9. As a percentage of net sales, adjusted net income attributable to Luxottica Group stockholders(23) equaled 10.8 percent in the three months ended June 30, 2013.

        Please find the reconciliation between adjusted net income attributable to Luxottica Group stockholders(23) in the following table:

(Amounts in millions of Euro)	2013	2012

Net income attributable to Group stockholders	212.0	193.7
> Adjustment for Alain Mikli reorganization	5.9	—

Adjusted net income attributable to Group stockholders	217.9	193.7

        Basic earnings per share were Euro 0.45 and diluted earnings per share were Euro 0.44 in the three months ended June 30, 2013. In the same period of 2012 basic and diluted earnings per share were Euro 0.42.

        Adjusted basic and diluted earnings per share(24) in the three months ended June 30, 2013 were Euro 0.46.

OUR CASH FLOWS

        The following table sets forth for the periods indicated certain items included in our statements of consolidated cash flows included in Item 2 of this report.

		As of June 30, 2013	As of June 30, 2012
(Amounts in thousands of Euro)		(unaudited)

A)	Cash and cash equivalents at the beginning of the period	790,093	905,100
B)	Net cash provided by operating activities	306,078	372,233
C)	Cash used in investing activities	(272,552)	(210,479)
D)	Cash (used in)/provided by financing activities	(439,268)	57,450
E)	Effect of exchange rate changes on cash and cash equivalents	(10,971)	13,205
F)	Net change in cash and cash equivalents	(416,715)	232,409

G)	Cash and cash equivalents at the end of the period	373,378	1,137,510

        Operating activities.    Cash provided by operating activities was Euro 306.1 million and Euro 372.2 million for the first six months of 2013 and 2012, respectively.

        Depreciation and amortization were Euro 182.6 million in the first six months of 2013 as compared to Euro 170.6 million in the same period of 2012.

(23)
For a further discussion of adjusted net income attributable to Luxottica Group stockholders, see page 17—"Non-IFRS Measures."
(24)
For a further discussion of adjusted basic and diluted earnings per share, see page 17—"Non-IFRS Measures."

        Cash used in accounts receivable was Euro 269.1 million in the first six months of 2013, compared to Euro 229.2 million in the same period of 2012. This change was primarily due to an increase in sales volume in the first half of 2013 as compared to the same period of 2012. Cash used in inventory was Euro 6.9 million in the first six months of 2013 as compared to Euro 30.5 million in the same period of 2012. The change in inventory in the first six months of 2012 was mainly due to new acquisitions starting in the second half of 2011 and that accounted for an increase in inventory of approximately Euro 20.8 million. Cash used in accounts payable was Euro 4.4 million in the first six months of 2013 compared to Euro 0.5 million in the same period of 2012. Cash used in other assets and liabilities, risk funds and employee benefits was Euro 35.5 million and 6.7 million in the first six months of 2013 and 2012, respectively. This change is mainly due to advance payments made to certain designers for future contracted minimum royalties in the first quarter of 2013. Income taxes paid were Euro 167.2 million in the first six months of 2013 as compared to Euro 108.2 million in the same period of 2012. This change was mainly due to the timing of tax payments made by the Group in the different jurisdictions. Interest paid was Euro 50.9 million and Euro 57.3 million in the first six months of 2013 and 2012, respectively.

        Investing activities.    Our cash used in investing activities was Euro 272.6 million for the first six months of 2013 as compared to Euro 210.5 million for the same period in 2012. The cash used in investing activities in the first six months of 2013 primarily consisted of (i) Euro 102.2 million in capital expenditures, (ii) Euro 54.0 million for the acquisition of intangible assets related to the creation of a new IT platform, (iii) Euro 71.3 million (net of cash acquired), mainly related to the acquisition of Alain Mikli International, (iv) Euro 45.0 million for the acquisition of 36.33% of the share capital of Salmoiraghi & Vigano. Cash used in investing activities in the first six months of 2012 primarily consisted of (i) Euro 91.4 million in capital expenditures, (ii) Euro 63.1 million for the acquisition of intangible assets, (iii) Euro 56.1 million, mainly related to the acquisition of Tecnol.

        Financing activities.    Our cash provided by/(used) in financing activities for the first three months of 2013 and 2012 was Euro (439.3) million and Euro 57.5 million, respectively. Cash provided by/(used in) financing activities for the first three months of 2013 consisted primarily of (i) Euro (216.5) million used to repay short and long-term debt expiring during the first six months of 2013, (ii) Euro (276.7) used to pay dividends and (iii) Euro 61.8 million related to the exercise of stock options. Cash provided by/(used in) financing activities for the first three months of 2012 consisted primarily of (i) Euro 508.4 million related to the issuance of a new bond, (ii) Euro (176.7) million in cash used to repay short and long-term debt expiring during the first three months of 2012, and (iii) Euro (229.7) million to pay dividends.

OUR CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS (Amounts in thousands of Euro)	June 30, 2013 (unaudited)	December 31, 2012 (audited)

CURRENT ASSETS:
Cash and cash equivalents	373,378	790,093
Accounts receivable—net	962,703	698,755
Inventories—net	745,950	728,767
Other assets	238,238	209,250

Total current assets	2,320,269	2,426,866
NON-CURRENT ASSETS:
Property, plant and equipment—net	1,176,559	1,192,394
Goodwill	3,187,390	3,148,770
Intangible assets—net	1,361,095	1,345,688
Investments	55,982	11,745
Other assets	154,566	147,036
Deferred tax assets	176,014	169,662

Total non-current assets	6,111,605	6,015,294

TOTAL ASSETS	8,431,874	8,442,160

LIABILITIES AND STOCKHOLDERS' EQUITY	June 30, 2013 (unaudited)	December 31, 2012 (audited)

CURRENT LIABILITIES:
Short term borrowings	82,689	90,284
Current portion of long-term debt	115,030	310,072
Accounts payable	685,164	682,588
Income taxes payable	93,268	66,350
Short term provisions for risks and other charges	88,965	66,032
Other liabilities	594,217	589,658

Total current liabilities	1,659,332	1,804,984
NON-CURRENT LIABILITIES:
Long-term debt	2,061,879	2,052,107
Employee benefits	118,851	191,710
Deferred tax liabilities	257,846	227,806
Long term provisions for risks and other charges	116,066	119,612
Other liabilities	60,200	52,702

Total non-current liabilities	2,614,842	2,643,936
STOCKHOLDERS' EQUITY:
Luxottica Group stockholders' equity	4,146,279	3,981,372
Non-controlling interests	11,422	11,868

Total stockholders' equity	4,157,701	3,933,240

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	8,431,874	8,442,160

        As of June 30, 2013, total assets decreased by Euro 10.3 million to Euro 8,431.9 million, compared to Euro 8,442.2 million as of December 31, 2012.

        In the first six months of 2013, non-current assets increased by Euro 96.3 million, due to increases in intangible assets (including goodwill) of Euro 54.0 million, investments of Euro 44.2 million, other assets of Euro 7.5 million, deferred tax assets of Euro 6.4 million and partially offset by decreases in property, plant and equipment of Euro 15.8 million.

        The increase in intangible assets was due to capitalized software and other intangible asset additions of Euro 54.0 million and Euro 96.4 million related to the acquisitions that occurred in the first six months of 2013 and were partially offset by the amortization for the period of Euro 76.4 million and by the negative effects of foreign currency fluctuations from December 2012 to June 2013 of Euro 30.5 million.

        The increase in investment is due to the acquisition on March 25, 2013 of 36.33% of the share capital of Salmoiraghi and Viganò for Euro 45.0 million.

        The decrease in property, plant and equipment was due to the addition of Euro 102.3 million and Euro 4.5 million related to acquisitions made in the first six months of 2013 which were more than offset by depreciation and the disposals for the period of Euro 106.1 million and Euro 7.8 million, respectively, and by negative currency fluctuation effects of Euro 5.7 million,

        As of June 30, 2013 as compared to December 31, 2012:

  •
  Accounts receivable increased by Euro 263.9 million, primarily due to (i) the increase in net sales during the first six months of 2013 and (ii) seasonality of the Group's business which is generally characterized by higher sales in the first half of the year and collection of the related receivables in the second half of the year;

  •
  Inventory increased by Euro 17.2 million of which approximately Euro 13.4 million was due to the acquisition of Alain Mikli International;

  •
  Other non-current assets increased by Euro 29.0 million which was mainly due to advance payments made in the first quarter of 2013 for future contracted royalties as well as to an increase in VAT receivables of the Group's Italian companies;

  •
  Current taxes payable increased by Euro 26.9 million primarily due to the timing of tax payments made by the Group in various jurisdictions;

  •
  Short-term provision for risks and other charges increased by Euro 22.9 million primarily due to provisions for licensing and advertising expenses required by existing license agreements and to the restructuring of the newly acquired Alain Mikli business;

  •
  Employee benefits decreased by Euro 72.9 million which was primarily due to an increase in the discount rate used to determine employee benefit liabilities.

        Our net financial position as of June 30, 2013 and December 31, 2012 was as follows:

(Amounts in thousands of Euro)	June 30, 2013 (unaudited)	December 31, 2012 (audited)

Cash and cash equivalents	373,378	790,093
Bank overdrafts	(82,689)	(90,284)
Current portion of long-term debt	(115,030)	(310,072)
Long-term debt	(2,061,879)	(2,052,107)

Total	(1,886,218)	(1,662,369)

        Bank overdrafts consist of the utilized portion of short-term uncommitted revolving credit lines borrowed by various subsidiaries of the Group.

        As of June 30, 2013, Luxottica together with our wholly-owned Italian subsidiaries, had credit lines aggregating Euro 350.8 million. The interest rate is a floating rate of EURIBOR plus a margin on average of approximately 1.00 percent. At June 30, 2013, Euro 36.9 million was utilized under these credit lines.

        As of June 30, 2013, our wholly-owned subsidiary Luxottica U.S. Holdings Corp. maintained unsecured lines of credit with an aggregate maximum availability of Euro 99.4 million (USD 130.0 million converted at applicable exchange rate for the six-month period ended June 30, 2013). The interest is at a floating rate of approximately LIBOR plus 50 basis points. At June 30, 2013, Euro 6.0 million was utilized under these credit lines.

4.     RELATED PARTY TRANSACTIONS

        Our related party transactions are neither atypical nor unusual and occur in the ordinary course of our business. Management believes that these transactions are fair to the Company. For further details regarding related party transactions, please refer to Note 29 to the Condensed Consolidated Financial Statements as of June 30, 2013 (unaudited).

5.     SUBSEQUENT EVENTS

        For further details regarding subsequent events, please refer to Note 36 to the Condensed Consolidated Financial Statements as of June 30, 2013 (unaudited).

6.     2013 OUTLOOK

        The financial results reported for the first six months of 2013 lead management to an optimistic outlook for the full fiscal year primarily driven by the strong performance of the Group's brand portfolio.

7.     OTHER INFORMATION

        On January 29, 2012 the Company elected to avail itself of the options provided by Article 70, Section 8, and Article 71, Section 1-bis, of CONSOB Issuers' Regulations and, consequently, will no longer comply with the obligation to make available to the public an information memorandum in connection with transactions involving significant mergers, spin-offs, increases in capital through contributions in kind, acquisitions and disposals.

NON-IFRS MEASURES

Adjusted measures

        We use in this Management Report certain performance measures that are not in accordance with IFRS. Such non-IFRS measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding our operational performance.

        Such measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors. Such non-IFRS measures are explained in detail and reconciled to their most comparable IFRS measures below.

        In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain non-recurring transactions or events.

        We have made such adjustments to the following measures: operating income and operating margin, EBITDA, EBITDA margin, net income and earnings per share by excluding in the three-month and six-month periods ended June 30, 2013 non-recurring costs related to the reorganization of the newly acquired Alain Mikli business of Euro 9.0 million (Euro 5.9 million net of tax) and in the first six months of

2012 non-recurring costs related to the reorganization of the retail business in Australia of Euro 21.4 million (Euro 15.0 million net of taxes). We have also made adjustments to selling expenses and general and administrative expenses for these items in Item 3 of the Management Report for the six month period ended June 30, 2013. No adjustments were made to the above measures in first quarter of 2013.

        The Group believes that these adjusted measures are useful to both management and investors in evaluating the Group's operating performance compared with that of other companies in its industry because they exclude the impact of non-recurring items that are not relevant to the Group's operating performance.

        The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). We include these adjusted comparisons in this presentation in order to provide a supplemental view of operations that excludes items that are unusual, infrequent or unrelated to our ongoing core operations.

        See the tables below for a reconciliation of the adjusted measures discussed above to their most directly comparable IFRS financial measures or, in the case of adjusted EBITDA, to EBITDA, which is also a non-IFRS measure. For a reconciliation of EBITDA to its most directly comparable IFRS measure, see the pages following the tables below:

Non-IAS/IFRS Measure: Reconciliation between reported and adjusted P&L items

	6M13
Luxottica Group Millions of Euro	Net sales	EBITDA	EBITDA Margin	Operating Income	Operating Margin	Income before provision for income taxes	Net Income	Base EPS	Diluted EPS

Reported	3,881.7	819.1	21.1%	636.5	16.4%	584.6	371.2	0.79	0.78
> Adjustment for Mikli restructuring		9.0	0.2%	9.0	0.2%	9.0	5.9	0.01	0.01
Adjusted	3,881.7	828.1	21.3%	645.5	16.6%	593.6	377.1	0.80	0.79

	6M12
	Net sales	EBITDA	EBITDA Margin	Operating Income	Operating Margin	Income before provision for income taxes	Net Income	Base EPS	Diluted EPS

Reported	3,670.4	733.9	20.0%	563.2	15.3%	501.7	322.7	0.70	0.70
> Adjustment for OPSM reorganization		21.4	0.6%	21.4	0.6%	21.4	15.0	0.03	0.03
Adjusted	3,670.4	755.3	20.6%	584.7	15.9%	523.1	337.7	0.73	0.73

Non-IAS/IFRS Measure: Reconciliation between reported and adjusted P&L items

	2Q13
Luxottica Group Millions of Euro	Net sales	EBITDA	EBITDA Margin	Operating Income	Operating Margin	Income before provision for income taxes	Net Income	Base EPS	Diluted EPS

Reported	2,017.6	453.7	22.5%	361.7	17.9%	333.6	212.0	0.45	0.44
> Adjustment for OPSM reorganization		9.0	0.4%	9.0	0.4%	9.0	5.9	0.01	0.01
Adjusted	2,017.6	462.7	22.9%	370.7	18.4%	342.6	217.9	0.46	0.45

	2Q12
	Net sales	EBITDA	EBITDA Margin	Operating Income	Operating Margin	Income before provision for income taxes	Net Income	Base EPS	Diluted EPS

Reported	1,882.2	412.9	21.9%	329.7	17.5%	299.7	193.7	0.42	0.42
> Adjustment for OPSM reorganization
Adjusted	1,882.2	412.9	21.9%	329.7	17.5%	299.7	193.7	0.42	0.42

EBITDA and EBITDA margin

        EBITDA represents net income attributable to Luxottica Group stockholders, before non-controlling interest, provision for income taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales. We believe that EBITDA is useful to both management and investors in evaluating our operating performance compared with that of other companies in our industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company's business.

        EBITDA and EBITDA margin are not measures of performance under IFRS. We include them in this Management Report in order to:

  •
  improve transparency for investors;

  •
  assist investors in their assessment of the Group's operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

  •
  assist investors in their assessment of the Group's cost of debt;

  •
  ensure that these measures are fully understood in light of how the Group evaluates its operating results and leverage;

  •
  properly define the metrics used and confirm their calculation; and

  •
  share these measures with all investors at the same time.

        EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group.

        The Group cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculating EBITDA may differ from methods used by other companies. We recognize that the usefulness of EBITDA has certain limitations, including:

  •
  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

  •
  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and amortization expense may have material limitations;

  •
  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

  •
  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

  •
  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

        We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IFRS measurements, to assist in the evaluation of our operating performance and leverage. The following table provides a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure, as well as the calculation of EBITDA margin on net sales:

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

Millions of Euro	2Q 2012	2Q 2013	6M 2012	6M 2013	FY 2012	LTM June 30, 2013

Net income/(loss)	193.7	212.0	322.7	371.2	534.4	582.9
(+)
Net income attributable to non-controlling interest	1.2	1.5	3.2	2.9	4.2	3.9
(+)
Provision for income taxes	104.7	120.1	175.8	210.5	305.9	340.6
(+)
Other (income)/expense	29.9	28.1	61.6	51.9	125.7	116.0
(+)
Depreciation and amortization	83.3	92.0	170.6	182.6	358.3	370.2
(+)

EBITDA	412.9	453.7	733.9	819.1	1,328.4	1,413.6
(=)
Net sales	1,882.2	2,017.6	3,670.4	3,881.7	7,086.1	7,297.4
(/)
EBITDA margin	21.9%	22.5%	20.0%	21.1%	18.7%	19.4%
(=)

Non-IAS/IFRS Measure: Adjusted EBITDA and Adjusted EBITDA margin

Millions of Euro	2Q 2012	2Q 2013(1)	6M 2012(2)	6M 2013(1)	FY 2012(3)	LTM June 30, 2013(1)(2)(3)

Adjusted net income/(loss)	193.7	217.9	337.7	377.1	559.6	599.0
(+)
Net income attributable to non-controlling interest	1.2	1.5	3.2	2.9	4.2	3.9
(+)
Adjusted provision for income taxes	104.7	123.2	182.2	213.6	302.4	333.8
(+)
Other (income)/expense	29.9	28.1	61.6	51.9	125.7	116.0
(+)
Adjusted depreciation and amortization	83.3	92.0	170.6	182.6	358.3	370.2
(+)

Adjusted EBITDA	412.9	462.7	755.3	828.1	1,350.1	1,422.9
(=)
Net sales	1,882.2	2,017.6	3,670.4	3,881.7	7,086.1	7,297.4
(/)
Adjusted EBITDA margin	21.9%	22.9%	20.6%	21.3%	19.1%	19.5%
(=)

The adjusted figures exclude the following:

  (1)
  non-recurring Mikli restructuring costs with an approximately Euro 9 million impact on operating income and an approximately Euro 6 million adjustment to net income.

  (2)
  non-recurring OPSM reorganization costs with an approximately Euro 21 million impact on operating income and an approximately Euro 15 million adjustment to net income.

  (3)
  (a)    non-recurring OPSM reorganization costs with an approximately Euro 22 million impact on operating income and an approximately Euro 15 milion adjustment to net income; and

  (b)    non-recurring accrual for the tax audit relating to Luxottica S.r.l. (fiscal year 2007) of approximately Euro 10 million.

Free Cash Flow

        Free cash flow represents net income before non controlling interests, taxes, other income/expense, depreciation and amortization (i.e., EBITDA) plus or minus the decrease/(increase) in working capital over the period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. We believe that free cash flow is useful to both management and investors in evaluating our operating performance compared with other companies in our industry. In particular, our calculation of free cash flow provides a clearer picture of our ability to generate net cash from operations, which is used for mandatory debt service requirements, to fund discretionary investments, pay dividends or pursue other strategic opportunities.

        Free cash flow is not a measure of performance under IFRS. We include it in this Management Report in order to:

  •
  Improve transparency for investors;

  •
  Assist investors in their assessment of our operating performance and our ability to generate cash from operations in excess of our cash expenses;

  •
  Ensure that this measure is fully understood in light of how we evaluate our operating results;

  •
  Properly define the metrics used and confirm their calculation; and

  •
  Share this measure with all investors at the same time.

        Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, this non-IFRS measure should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group.

        The Group cautions that this measure is not a defined term under IFRS and its definition should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculation of free cash flow may differ from methods used by other companies. We recognize that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

  •
  The manner in which we calculate free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

  •
  Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

  •
  Free cash flow can be subject to adjustment at our discretion if we take steps or adopt policies that increase or diminish our current liabilities and/or changes to working capital.

        We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IFRS measurements, to assist in the evaluation of our operating performance.

        The following table provides a reconciliation of free cash flow to EBITDA and the table above provides a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure:

Non-IFRS Measure: Free cash flow

(Amounts in millions of Euro)	6M 2013

EBITDA(1)	819
Δ working capital	(243)
Capex	(154)

Operating cash flow	422
Financial charges(2)	(48)
Taxes	(167)
Other—net(3)	(3)

Free cash flow	204

(Amounts in millions of Euro)	2Q 2013

EBITDA(1)	454
Δ working capital	12
Capex	(85)

Operating cash flow	381
Financial charges(2)	(24)
Taxes	(153)
Other—net(3)	(4)

Free cash flow	200

(1)
EBITDA is not an IFRS measure; please see table on the earlier page for a reconciliation of EBITDA to net income.

(2)
Equals interest income minus interest expense.

(3)
Equals extraordinary income minus extraordinary expense.

Net debt to EBITDA ratio

        Net debt represents the sum of bank overdrafts, the current portion of long-term debt and long-term debt, less cash. EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. The Group believes that EBITDA is useful to both management and investors in evaluating the Group's operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company's business. The ratio of net debt to EBITDA is a measure used by management to assess the Group's level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company's lenders.

        EBITDA and the ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

        We include them in this Management Report in order to:

  •
  improve transparency for investors;

  •
  assist investors in their assessment of the Group's operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

  •
  assist investors in their assessment of the Group's cost of debt;

  •
  ensure that these measures are fully understood in light of how the Group evaluates its operating results and leverage;

  •
  properly define the metrics used and confirm their calculation; and

  •
  share these measures with all investors at the same time.

        EBITDA and the ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group.

        The Group cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that Luxottica Group's method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.

        The Group recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

  •
  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

  •
  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and amortization expense may have material limitations;

  •
  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

  •
  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

  •
  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

  •
  The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

        Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IFRS measurements, to assist in the evaluation of our operating performance and leverage.

        See the table below for a reconciliation of net debt to long-term debt, which is the most directly comparable IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to its most directly comparable IFRS measure, see the table on the earlier page.

Non-IFRS Measure: Net debt and Net debt/EBITDA

(Amounts in millions of Euro)	6M 2013		FY 2012

Long-term debt	2,061.9		2,052.1
(+)
Current portion of long-term debt	115.0		310.1
(+)
Bank overdrafts	82.7		90.3
(+)
Cash	(373.4)		(790.1)
(-)
Net debt	1,886.2		1,662.4
(=)
EBITDA	1,413.6		1,328.4
Net debt/EBITDA	1.3	x	1.3	x
Net debt @ avg. exchange rates(1)	1,894.1		1,679.0
Net debt @ avg. exchange rates(1)/EBITDA	1.3	x	1.3	x

(1)
Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

Non-IFRS Measure: Net debt and Net debt/Adjusted EBITDA

(Amounts in millions of Euro)	6M 2013(2)		FY 2012(3)

Long-term debt	2,061.9		2,052.1
(+)
Current portion of long-term debt	115.0		310.1
(+)
Bank overdrafts	82.7		90.3
(+)
Cash	(373.4)		(790.1)
(-)
Net debt	1,886.2		1,662.4
(=)
LTM Adjusted EBITDA	1,422.9		1,350.1
Net debt/LTM Adjusted EBITDA	1.3	x	1.2	x
Net debt @ avg. exchange rates(1)	1,894.1		1,679.0
Net debt @ avg. exchange rates(1)/LTM EBITDA	1.3	x	1.2	x

(1)
Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

(2)
The adjusted figures exclude non-recurring Mikli restructuring costs with an approximately Euro 9 million impact on operating income and an approximately Euro 6 million adjustment to net income.

(3)
Adjusted figures exclude the following:

(a)
non-recurring OPSM reorganization costs with an approximately Euro 22 million impact on operating income and an approximately Euro 15 million adjustment to net income; and

(b)
non-recurring accrual for the tax audit relating to Luxottica S.r.l. (fiscal year 2007) of approximately Euro 10 million.

FORWARD-LOOKING INFORMATION

        Throughout this report, management has made certain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 which are considered prospective. These statements are made based on management's current expectations and beliefs and are identified by the use of forward-looking words and phrases such as "plans," "estimates," "believes" or "belief," "expects" or other similar words or phrases.

        Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, our ability to manage the effect of the uncertain current global economic conditions on our business, our ability to successfully acquire new businesses and integrate their operations, our ability to predict future economic conditions and changes in consumer preferences, our ability to successfully introduce and market new products, our ability to maintain an efficient distribution network, our ability to achieve and manage growth, our ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, our ability to protect our proprietary rights, our ability to maintain our relationships with host stores, any failure of our information technology, inventory and other asset risk, credit risk on our accounts, insurance risks, changes in tax laws, as well as other political, economic, legal and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward- looking statements are made as of the date hereof, and we do not assume any obligation to update them.

ITEM 2.    FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in thousands of Euro)	Note reference	June 30, 2013 (unaudited)	Of which related parties (note 29)	December 31, 2012 (audited and restated (*))	Of which related parties (note 29)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	6	373,378	—	790,093	—
Accounts receivable	7	962,703	10,378	698,755	1,248
Inventories	8	745,950	—	728,767	—
Other assets	9	238,238	10	209,250	13

Total current assets		2,320,269	10,388	2,426,866	1,261
NON-CURRENT ASSETS:
Property, plant and equipment	10	1,176,559	—	1,192,394	—
Goodwill	11	3,187,390	—	3,148,770	—
Intangible assets	11	1,361,095	—	1,345,688	—
Investments	12	55,982	48,164	11,745	4,265
Other assets	13	154,566	1,482	147,036	2,832
Deferred tax assets	14	176,014	—	169,662	—

Total non-current assets		6,111,605	49,646	6,015,294	7,097

TOTAL ASSETS		8,431,874	60,034	8,442,160	8,358

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	15	82,689	—	90,284	—
Current portion of long-term debt	16	115,030	—	310,072	—
Accounts payable	17	685,164	6,552	682,588	9,126
Income taxes payable	18	93,268	—	66,350	—
Short term provisions for risks and other charges	19	88,965	—	66,032	—
Other liabilities	20	594,217	39	589,658	72

Total current liabilities		1,659,332	6,591	1,804,984	9,198
NON-CURRENT LIABILITIES:
Long-term debt	21	2,061,879	—	2,052,107	—
Employee benefits	22	118,851	—	191,710	—
Deferred tax liabilities	14	257,846	—	227,806	—
Long term provisions for risks and other charges	23	116,066	—	119,612	—
Other liabilities	24	60,200	—	52,702	—

Total non-current liabilities		2,614,842	—	2,643,936	—
STOCKHOLDERS' EQUITY:
Capital stock	25	28,606	—	28,394	—
Legal reserve	25	5,711	—	5,623	—
Reserves	25	3,823,826	—	3,504,908	—
Treasury shares	25	(83,060)	—	(91,929)	—
Net income	25	371,197	—	534,376	—

Luxottica Group stockholders' equity	25	4,146,279	—	3,981,372	—
Non-controlling interests	26	11,422	—	11,868	—

Total stockholders' equity		4,157,701	—	3,993,240	—

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		8,431,874	6,591	8,442,160	9,198

(*)
See note 3 of the Notes to the Condensed Consolidated Financial Statements as of June 30, 2013

CONSOLIDATED STATEMENT OF INCOME

(Amounts in thousands of Euro)(1)	Note reference	Six Months ended June 30, 2013 (unaudited)	Of which related parties (note 29)	Six Months ended June 30, 2012 (unaudited and restated(*))	Of which related parties (note 29)

Net sales	27	3,881,728	7,729	3,670,358	855
Cost of sales	27	1,293,395	24,542	1,229,042	23,785
of which non—recurring	33	—	—	1,344	—

Gross profit		2,588,333	(16,812)	2,441,316	(22,930)

Selling	27	1,145,917	3	1,134,419	—
of which non—recurring	33	—	—	17,100	—
Royalties	27	76,333	435	68,104	683
Advertising	27	245,318	151	225,407	44
General and administrative	27	484,275	87	450,140	34
of which non—recurring	33	9,000	—	2,988	—

Total operating expenses		1,951,842	677	1,878,069	761

Income from operations		636,491	(17,489)	563,247	(23,691)

Other income/(expense)
Interest income	27	5,037	—	11,895	—
Interest expense	27	(52,839)	—	(72,988)	—
Other—net	27	(4,107)	2	(489)	—

Income before provision for income taxes		584,582	(17,487)	501,665	(26,691)

Provision for income taxes	27	(210,499)	—	(175,805)	—
of which non—recurring	33	3,096	—	6,430	—

Net income		374,082	—	325,860	—

Of which attributable to:
—Luxottica Group stockholders		371,197	—	322,692	—
—Non-controlling interests		2,885	—	3,168	—

NET INCOME		374,082	—	325,860	—

Weighted average number of shares outstanding:
Basic		470,908,944	—	463,228,972	—
Diluted		475,505,827	—	465,560,791	—
EPS:
Basic		0.79	—	0.70	—
Diluted		0.78	—	0.69	—

(1)
Except per share data

(*)
See note 3 of the Notes to the Condensed Consolidated Financial Statements as of June 30, 2013

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Amounts in thousands of Euro)	Six Months ended June 30, 2013 (unaudited)	Six Months ended June 30, 2012 (unaudited and restated (*))

Net income	374,082	325,860
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Cash flow hedge—net of tax of Euro 0.1 million and 2.5 million as of June 30, 2013 and June 30, 2012, respectively	318	10,435
Currency translation differences	(69,218)	74,364

Total items that may be reclassified subsequently to profit or loss:	(68,900)	84,799

Items that will not be reclassified to profit or loss:
Actuarial gain on defined benefit plans—net of tax of Euro 27.7 million and Euro 13.0 million as of June 30, 2013 and June 30, 2012, respectively	49,736	(14,915)

Total items that will not be reclassified to profit or loss	49,736	(14,915)

Total other comprehensive income—net of tax	(19,164)	69,884

Total comprehensive income for the period	354,917	395,745

Attributable to:
—Luxottica Group stockholders' equity	352,307	392,827
—Non-controlling interests	2,611	2,918

Total comprehensive income for the period	354,917	395,745

(*)
See note 3 of the Notes to the Condensed Consolidated Financial Statements as of June 30, 2013

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE PERIODS ENDED JUNE 30, 2013 AND 2012 (UNAUDITED)

	Capital stock
				Additional paid-in capital			Translation of foreign operations and other			Non- controlling interests
(Amounts in thousands of Euro, except share data)	Number of shares	Amount	Legal reserve		Retained earnings	Stock options reserve		Treasury shares	Stockholders' equity

	Note 25									Note 26

Balance as of January 1, 2012	467,351,677	28,041	5,600	237,015	3,355,931	203,739	(99,980)	(117,418)	3,612,928	12,192

Total Comprehensive Income as of June 30, 2012	—	—	—	—	318,213	—	74,614	—	392,827	2,918

Exercise of stock options	2,370,085	142	—	35,094	—	—	—	—	35,236	—
Non-cash stock based compensation	—	—	—	—	—	19,523	—	—	19,523	—
Tax benefit on stock options	—	—	—	5,288	—	—	—	—	5,288	—
Granting of treasury shares to employees	—	—	—	—	(25,489)	—	—	25,489	—	—
Dividends (Euro 0.49 per ordinary share)					(227,386)				(227,386)	(2,328)
Allocation of legal reserve	—	—	23	—	(23)	—	—	—	—	—

Balance as of June 30, 2012	469,721,762	28,183	5,623	277,397	3,421,246	223,262	(25,366)	(91,929)	3,838,417	12,782

Balance as of January 1, 2013	473,238,197	28,394	5,623	328,742	3,633,481	241,286	(164,224)	(91,929)	3,981,372	11,868

Total Comprehensive Income as of June 30, 2013	—	—	—	—	421,251	—	(68,944)	—	352,306	2,611

Exercise of stock options	3,529,313	212	—	62,052	(414)		—	—	61,850	—
Non-cash stock based compensation	—	—	—	—	—	14,009	—	—	14,009	—
Excess tax benefit on stock options	—	—	—	10,430	—	—	—	—	10,430	—
Granting of treasury shares to employees	—	—	—	—	(8,869)	—	—	8,869	—	—
Dividends (Euro 0.58 per ordinary share)					(273,689)				(273,689)	(3,057)
Allocation of legal reserve	—	—	88	—	(88)	—	—	—	—	—

Balance as of June 30, 2013	476,777,410	28,606	5,711	401,224	3,771,672	255,295	(233,168)	(83,060)	4,146,279	11,422

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands of Euro)	Note reference	June 30, 2013 (unaudited)	June 30, 2012 (unaudited and restated (****))

Income before provision for income taxes		548,582	501,665

Stock-based compensation		14,546	19,523
Depreciation and amortization	10/11	182,568	170,649
Net loss fixed assets and other	10	7,841	18,675
Financial charges		52,839	72,988
Other non-cash items(*)		(2,362)	21,215
Changes in accounts receivable		(269,050)	(229,194)
Changes in inventories		(6,912)	(30,532)
Changes in accounts payable		(4,381)	(479)
Changes in other assets/liabilities		(35,475)	(6,712)

Total adjustments		(60,386)	36,133

Cash provided by operating activities		524,196	537,798
Interest paid		(50,929)	(57,328)
Tax paid		(167,189)	(108,238)

Net cash provided by operating activities		306,078	372,233

Additions of Property, plant and equipment:	10	(102,247)	(91,354)
Purchases of businesses—net of cash acquired(**)	4	(71,267)	(56,071)
Increase in investment(***)	12	(45,000)	—
Additions to intangible assets	11	(54,039)	(63,054)

Cash used in investing activities		(272,552)	(210,479)

(*)
Other non-cash items include non-recurring expenses related to the reorganization of the Australian retail business of Euro 15.5 million in the first six months of 2012 and other non-cash items of Euro (2.4) million and Euro 5.7 million in the first six months of 2013 and 2012, respectively.

(**)
Purchases of businesses—net of cash acquired in the first six months of 2013 included the purchase of Alain Mikli International for Euro 72.1 million and other minor acquisitions for Euro (0.8) million. In the same period of 2012 purchases of businesses—net of cash acquired included the purchase of 80 percent of Tecnol for Euro 53.1 million and other minor acquisitions for Euro 3.0 million.

(***)
Increase in investment refers to the acquisition of 36.33 percent of the share capital of Salmoiraghi & Viganò in 2013.

(****)
See note 3 of the Notes to the Condensed Consolidated Financial Statements as of June 30, 2013

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands of Euro)	Note reference	June 30, 2013 (unaudited)	June 30, 2012 (unaudited)

Long-term debt:
—Proceeds	21	2,835	508,369
—Repayments	21	(216,483)	(176,711)
Short-term debt:
—Proceeds		—	—
—Repayments		(10,723)	(79,732)
Exercise of stock options	25	61,848	35,238
Dividends		(276,745)	(229,714)

Cash (used in)/provided financing activities		(439,268)	57,450

Increase (decrease) in cash and cash equivalents		(405,744)	219,204

Cash and cash equivalents, beginning of the period		790,093	905,100

Effect of exchange rate changes on cash and cash equivalents		10,971	13,205

Cash and cash equivalents, end of the period		373,378	1,137,510

Luxottica Group S.p.A.
Headquarters and registered office • Via C. Cantù 2—20123 Milan, Italy
 Capital Stock: € 28,606,644.60
authorized and issued

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2013
(UNAUDITED)

1. BACKGROUND

        Luxottica Group S.p.A. (hereinafter the "Company" or together with its consolidated subsidiaries, the "Group") is a company listed on Borsa Italiana and the New York Stock Exchange with its registered office located at Via C. Cantù 2, Milan (Italy), organized under the laws of the Republic of Italy.

        The Company is controlled by Delfin S.à r.l., based in Luxembourg. The chairman of the Board of Directors of the Company, Leonardo Del Vecchio, controls Delfin S.à r.l.

        The Company's Board of Directors, at its meeting on July 25, 2013, approved the Group's interim condensed consolidated financial statements as of June 30, 2013 (hereinafter referred to as the "Financial Report") for publication.

        The financial statements included in this Financial Report are unaudited.

2. BASIS OF PREPARATION

        This Financial Report has been prepared in accordance with article 154-ter of the Legislative Decree No. 58 of February 24, 1998 and subsequent modifications and in accordance with the CONSOB Issuers Regulation in compliance with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and endorsed by the European Union in accordance with the regulation (CE) n. 1606/2002 of the European Parliament and of the Council of July 19, 2002. Furthermore, this financial report has been prepared in accordance with International Accounting Standard ("IAS") 34—Interim Financial Reporting, and of the provisions which implement Article 9 of Legislative Decree no. 38/2005.

        This unaudited Financial Report should be read in connection with the consolidated financial statements as of December 31, 2012, which were prepared in accordance with IFRS, as endorsed by the European Union.

        In accordance with IAS 34, the Group has chosen to publish a set of condensed financial statements in its financial report as of June 30, 2013.

        The principles and standards used in the preparation of this unaudited Financial Report are consistent with those used in preparing the audited consolidated financial statements as of December 31, 2012, except as described in Note 3 "New Accounting Principles," and taxes on income which are accrued using the tax rate that would be applicable to projected total annual profit.

        This Financial Report has been prepared on a going concern basis. Management believes that there are no indicators that may cast significant doubt upon the Group's ability to continue as a going concern, in particular, over the next twelve months.

        This Financial Report is composed of the consolidated statements of financial position, the consolidated statements of income, the consolidated statements of comprehensive income, the

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2013
(UNAUDITED)

2. BASIS OF PREPARATION (Continued)

consolidated statements of changes in equity, the consolidated statements of cash flows and Notes to the Condensed Consolidated Financial Statements as of June 30, 2013.

        The Group also applied the CONSOB resolution n. 15519 of July 27, 2006 and the CONSOB communication n. 6064293 of July 28, 2006.

        The preparation of this report required management to use estimates and assumptions that affected the reported amounts of revenue, costs, assets and liabilities, as well as disclosures relating to contingent assets and liabilities at the reporting date. Results published on the basis of such estimates and assumptions could vary from actual results that may be realized in the future.

        These measurement processes and, in particular, those that are more complex, such as the calculation of impairment losses on non-current assets, and the actuarial calculations necessary to calculate certain employee benefits liabilities, are generally carried out only when the audited consolidated financial statements for the fiscal year are prepared, unless there are indicators which require updates to estimates.

3. NEW ACCOUNTING PRINCIPLES

        New and amended accounting standards and interpretations must be adopted in the first interim financial statements issued after the applicable effective date.

        Amendments and interpretations of existing principles which are effective for reporting periods beginning on January 1, 2013

        Amendments to IAS 19—"Employee benefits."    The amendments to the standard requires that the expense for a funded benefit plan include net interest expense or income, calculated by applying the discount rate to the net defined benefit asset or liability. Furthermore actuarial gains and losses are recognized immediately in 'other comprehensive income' (OCI) and will not be recycled to profit and loss in subsequent periods.

        The amendments, endorsed by the European Community in 2012, are applied retrospectively to all periods presented.

        As a result of the application of this new standard (i) income from operations and net income attributable to Luxottica stockholders decreased by Euro 5.9 million and Euro 3.6 million, respectively, in the first six months of 2012 and (ii) net income attributable to Luxottica stockholders decreased by Euro 7.3 million in the twelve month period ended December 31, 2012.

        Amendments to IAS 1—"Financial statements presentation regarding other comprehensive income."    The amendments require separate presentation of items of other comprehensive income that are reclassified subsequently to profit or loss (recyclable) and those that are not reclassified to profit or loss (non-recyclable). The amendments do not change the existing option to present an entity's performance in two statements; and do not address the content of performance statements. The amendments were endorsed by the European Community in 2012. The new presentation requirements have been applied to all periods presented.

        IFRS 13—"Fair value measurements."    The standard provides a precise definition of fair value and a single source of fair value measurement. The requirements do not extend the use of fair value accounting

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2013
(UNAUDITED)

3. NEW ACCOUNTING PRINCIPLES (Continued)

but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. The standard, published by the IASB in May 2012, was endorsed by the European Union in December 2012. The standard had no significant impact on the consolidated financial statements of the Group as the methodologies to calculate the fair value introduced by the new standard do not differ from those already used by the Group.

        Amendments to IFRS 7—"Financial Instruments: Disclosures on offsetting financial assets and financial liabilities."    The amendments enhance current offsetting disclosures in order to facilitate the comparison between those entities that prepare IFRS financial statements and those that prepare financial statements in accordance with generally accepted accounting principles in the United States (US GAAP). The standard, published by the IASB in December 2011, was endorsed by the European Union in December 2012. The standard had no significant impact on the consolidated financial statements of the Group.

        Amendments to IFRS 1—"First time adoption on government loans."    The amendments address how first-time adopters would account for government loans with a below-market rate of interest when transitioning to IFRS. The amendments, endorsed by the European Union in March 2013, had no impact on the consolidated financial statements of the Group.

        On May 17, 2012 the IASB issued the following IFRS amendments, which had no significant impact on consolidated financial statements of the Group. The amendments were endorsed by the European Union in March 2013.

  •
  IFRS 1—"First time adoption."

  •
  IAS 1—"Financial statement presentation."

  •
  IAS 16—"Property, plant and equipment."

  •
  IAS 32—"Financial instruments: Presentation."

  •
  IAS 34—"Interim financial reporting."

        Amendments and interpretations of existing principles which are effective for reporting periods beginning after January 1, 2013 and not early adopted by the Group.

        IFRS 9—"Financial instruments."    The standard is the first step in the process to replace IAS 39—Financial instruments: recognition and measurement. IFRS 9 introduces new requirements for classifying and measuring financial assets. The new standard reduces the number of categories of financial assets pursuant to IAS 39 and requires that all financial assets be: (i) classified on the basis of the model which a company has adopted in order to manage its financial activities and on the basis of the cash flows from financing activities; (ii) initially measured at fair value plus any transaction costs in the case of financial assets not measured at fair value through profit and loss; and (iii) subsequently measured at their fair value or at the amortized cost. IFRS 9 also provides that embedded derivatives which fall within the scope of IFRS 9 must no longer be separated from the primary contract which contains them and states that a company may decide to directly record—within the consolidated statement of comprehensive income—any changes in the fair value of investments which fall within the scope of IFRS 9. The standard is effective for annual period beginning on or after January 1, 2015 and has not yet been endorsed by the European Union as of the date of the this Financial Report. The Group is assessing the full impact of adopting IFRS 9.

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2013
(UNAUDITED)

3. NEW ACCOUNTING PRINCIPLES (Continued)

        IFRS 10—"Consolidated financial statements."    The standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements. The Standard provides additional guidance to assist in determining control. The standard, published in May 2011, was endorsed by the European Union in December 2012 and is effective for the annual period beginning no later than January 1, 2014. The adoption of the standard will not have a significant impact on the consolidated financial statements of the Group.

        IFRS 11—"Joint ventures."    The standard focuses on the rights and obligations of the arrangement, rather than on its legal form. There are two types of joint arrangements. Joint operations arise where the joint operators have rights and obligations related to the arrangements. Joint ventures arise where the joint operators have rights to the net assets of the arrangement. The standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements. The Standard provides additional guidance to assist in determining control. Proportionate consolidation is no longer allowed. The standard, published in May 2011, was endorsed by the European Union in December 2012 and is effective for the annual period beginning no later than January 1, 2014. The adoption of the standard will not have a significant impact on the consolidated financial statements of the Group.

        IFRS 12—"Disclosures of interests in other entities."    The standard includes disclosure requirements for all forms of interests in other entities. The standard, published in May 2011, was endorsed by the European Union in December 2012 and is effective for the annual period beginning no later than January 1, 2014. The adoption of the standard will not have a significant impact on the consolidated financial statements of the Group.

        Amendments to IFRS 10, 11 and 12.    The amendments provide guidelines on the comparative information. The standard, published in July 2012, was endorsed by the European Union in April 2013 and is effective for the annual period beginning no later than January 1, 2014. The adoption of the standard will not have a significant impact on the consolidated financial statements of the Group.

        IAS 27 (revised 2011) "Separate financial statements."    The standard includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10. The standard, published in May 2011, was endorsed by the European Union in December 2012 and is effective for the annual period beginning no later than January 1, 2014. The adoption of the standard will have no impact on the consolidated financial statements of the Group.

        IAS 28 (revised 2011) "Associates and Joint ventures."    The standard includes the requirements for joint ventures, as well as associates, to be accounted using the equity method following the issue of IFRS 11. The standard, published in May 2011, was endorsed by the European Union in December 2012 and is effective for the annual period beginning no later than January 1, 2014. The adoption of the standard will not have a significant impact on the consolidated financial statements of the Group.

        Amendments to IAS 32—"Financial instruments."    The amendments clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. The standard, published in December 2011, was endorsed by the European Union in December 2012 and is effective for the annual

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2013
(UNAUDITED)

3. NEW ACCOUNTING PRINCIPLES (Continued)

period beginning on or after January 1, 2014. The adoption of the standard will not have a significant impact on the consolidated financial statements of the Group.

        Amendments to IFRS 10, 12 and 27.    The amendments provide that many funds and similar entities, that meet the definition of investment entity, will be exempt from consolidating most of their subsidiaries. The amendments, not yet endorsed by the European Union, are effective for the annual period beginning on or after January 1, 2014. The adoption of the standard will not have a significant impact on the consolidated financial statements of the Group.

        Amendments to IAS 36—"Impairment of assets."    The amendments address the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less cost of disposals. The amendments, not yet endorsed by the European Union, are effective for the annual period beginning on or after January 1, 2014. The adoption of the standard will not have a significant impact on the consolidated financial statements of the Group

4. BUSINESS COMBINATIONS

        On January 23, 2013, the Company completed the acquisition of Alain Mikli International, a French luxury and contemporary eyewear company. The consideration for the acquisition was Euro 85.4 million. The purchase price paid in the first quarter of 2013, including the assumption of approximately Euro 15.0 million of Alain Mikli's debt, totaled Euro 91.0 million, excluding advance payments made in 2012 and receivables from Alain Mikli. Net sales generated by Alain Mikli International in 2012 were approximately Euro 55.5 million. The acquisition furthers the Group's strategy of continually strengthening of its brand portfolio.

        The Company uses various methods to calculate the fair value of the Alain Mikli net assets acquired. The valuation process has not been concluded as of the date these financial statements were authorized for issue, and the above net assets acquired as well as the goodwill have been determined provisionally. In accordance with IFRS 3—Business Combinations, the fair value of the net assets acquired will be defined within 12 months from the acquisition date.

        The difference between the consideration paid and the net assets acquired was provisionally recorded as goodwill and intangible assets for Euro 55.3 million and Euro 33.5 million, respectively. The above goodwill is not tax deductible and primarily reflects the synergies the Group estimates will derive from the acquisition.

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2013
(UNAUDITED)

4. BUSINESS COMBINATIONS (Continued)

        The following table summarizes the consideration paid, the fair value of assets acquired and liabilities assumed at the acquisition date (in thousands of Euro):

Consideration	85,424

Total consideration	85,424

Recognized amount of net identifiable assets
Cash and cash equivalents	3,773
Accounts receivable—net	9,644
Inventory	14,341
Other current receivables	4,165
Fixed assets	3,903
Trademarks and other intangible assets	33,800
Investments	113
Other long term receivables	6,642
Deferred tax assets	166
Accounts payable	(9,931)
Other current liabilities	(5,468)
Income tax payable	(231)
Short term loan	(3,227)
Long-term debt	(15,077)
Deferred tax liabilities	(11,569)
Other long-term liabilities	(918)

Total net identifiable assets	30,125

Provisional goodwill	55,298

Total	85,424

        Net sales of Alain Mikli included in the consolidated financial statements starting from the acquisition date equaled Euro 26.1 million. The impact from the Alain Mikli acquisition on the Group's consolidated financial statements in the first six months of 2013 equaled a loss of Euro 6.1 million.

        Transaction-related costs of approximately Euro 1.2 million were expensed as incurred.

        On April 25, 2013, Sunglass Hut Mexico ("SGH Mexico"), a subsidiary of the Company, acquired the sun business of Grupo Devlyn S.A.P.I. de C.V. ("Devlyn"). As a result of the acquisition the shareholders of Devlyn received a minority stake in SGH Mexico of 20 percent and a put option to sell the shares to the Company, while the Company was granted a call option on the minority stake. The exercise price of the above options were estimated based on the expected EBITDA, net sales and net financial position at the end of the lock-up period identified in the contract. The acquisition of the Company's interest in Devlyn was accounted for as a business combination in accordance with IFRS 3. In particular, the Group recorded provisional goodwill of approximately Euro 5.3 million and a liability for the present value of the put option of approximately Euro 7.7 million. The valuation of the net assets acquired will be completed within the twelve-month period subsequent to the acquisition. The transaction furthers the Group's strategy of increasing its presence in Latin America.

5. SEGMENT REPORTING

        In accordance with IFRS 8—Operating segments, the Group operates in two industry segments: (1) Manufacturing and Wholesale Distribution and (2) Retail Distribution.

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2013
(UNAUDITED)

5. SEGMENT REPORTING (Continued)

        The criteria applied to identify the reporting segments are consistent with the way the Group is managed. In particular, the disclosures are consistent with the information periodically analyzed by the Group's Chief Executive Officer, in his role as Chief Operating Decision Maker, to make decisions about resources to be allocated to the segments and assess their performance. Total assets for each reporting segment are no longer disclosed as they are not key indicators which are monitored in order to assess the Group's financial performance.

(Amounts in thousands of Euro)	Manufacturing and Wholesale Distribution	Retail Distribution	Inter-segment transactions and corporate adjustments(c)	Consolidated

Three months ended June 30, 2013 (unaudited)
Net sales(a)	1,660,987	2,220,741	—	3,881,728
Income from operations(b)	421,355	311,870	(96,734)	636,491
Interest income	—	—	—	5,307
Interest expense	—	—	—	(52,839)
Other-net	—	—	—	(4,107)
Income before provision for income taxes	—	—	—	584,582
Provision for income taxes	—	—	—	(210,499)
Net income	—	—	—	374,082
Of which attributable to:
Luxottica stockholders	—	—	—	371,197
Non-controlling interests	—	—	—	2,885
Capital expenditures	67,512	86,711	—	154,223
Depreciation and amortization	53,171	86,619	42,778	182,568
Three months ended June 30, 2012 (unaudited)
Net sales(a)	1,514,999	2,155,359	—	3,670,358
Income from operations(b)	380,642	272,619	(90,014)	563,247
Interest income	—	—	—	11,895
Interest expense	—	—	—	(72,988)
Other-net	—	—	—	(489)
Income before provision for income taxes	—	—	—	501,665
Provision for income taxes	—	—	—	(175,805)
Net income	—	—	—	325,860
Of which attributable to:
Luxottica Stockholders	—	—	—	322,692
Non-controlling Interests	—	—	—	3,168
Capital expenditures	58,674	105,205	—	163,878 (d)
Depreciation and amortization	47,599	80,424	42,627	170,649

(a)
Net sales of both the Manufacturing and Wholesale Distribution segment and the Retail Distribution segment include sales to third-party customers only.

(b)
Income from operations of the Manufacturing and Wholesale Distribution segment is related to net sales to third-party customers only, excluding the "manufacturing profit" generated on the inter-company sales to the Retail Distribution segment. Income from operations of the Retail Distribution segment is related to retail sales, considering the cost of goods acquired from the Manufacturing and Wholesale Distribution segment at manufacturing cost, thus including the relevant "manufacturing profit" attributable to those sales.

(c)
Inter-segment transactions and corporate adjustments include corporate costs not allocated to a specific segment and amortization of acquired intangible assets.

(d)
Capital expenditures in the first six months of 2012 include capital leases of the Retail Division of Euro 18.2 million. Capital expenditures excluding the above-mentioned additions were Euro 145.7 million.

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2013
(UNAUDITED)

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CURRENT ASSETS

6. CASH AND CASH EQUIVALENTS

(Amounts in thousands of Euro)	As of June 30, 2013 (unaudited)	As of December 31, 2012 (audited)

Cash at bank and post office	363,757	779,683
Checks	6,473	7,506
Cash and cash equivalents on hand	3,148	2,904

Total	373,378	790,093

7. ACCOUNTS RECEIVABLE

(Amounts in thousands of Euro)	As of June 31, 2013 (unaudited)	As of December 31, 2012 (audited)

Accounts receivable	998,318	733,854
Allowance for doubtful accounts	(35,615)	(35,098)

Total	962,703	698,755

        The above are exclusively trade receivables and are recognized net of allowances to adjust their carrying amount to estimated realizable value. They are all due within 12 months.

8. INVENTORIES

(Amounts in thousands of Euro)	As of June 30, 2013 (unaudited)	As of December 31, 2012 (audited)

Raw materials	185,386	154,403
Work in process	40,925	59,565
Finished goods	634,015	625,386
Less: inventory obsolescence reserves	(114,377)	(110,588)

Total	745,950	728,767

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2013
(UNAUDITED)

9. OTHER ASSETS

(Amounts in thousands of Euro)	As of June 30, 2013 (unaudited)	As of December 31, 2012 (audited)

Sales taxes receivable	38,257	15,476
Short-term borrowings	1,544	835
Accrued income	2,679	2,569
Other financial assets	32,704	35,545

Total financial assets	75,184	54,425

Income tax receivable	19,372	47,354
Advances to suppliers	18,135	15,034
Prepaid expenses	95,137	74,262
Other assets	30,409	18,177

Total other assets	163,053	154,827

Total other current assets	238,237	209,252

        Other financial assets included amounts (i) recorded in the North American Retail Division totaling Euro 10.6 million as of June 30, 2013 (Euro 13.2 million as of December 31, 2012), (ii) recorded in Oakley of Euro 7.6 million (Euro 4.6 million as of December 31, 2012), and (iii) derivative financial assets of Euro 1.0 million as of June 30, 2013 (Euro 6.0 million as of December 31, 2012). The remaining portion of the balance is distributed among the Group's various subsidiaries.

        The reduction of the income tax receivable is mainly due to certain U.S.-based subsidiaries utilizing in 2013 the receivable balance existing as of December 31, 2012.

        Prepaid expenses mainly relate to the payments (i) of monthly rental expenses incurred by the Group's North America and Asia-Pacific retail divisions and (ii) of the advertising expenses related to certain designer license agreements.

        Other assets include the short-term portion of advance payments made to certain designers for future contracted minimum royalties.

        The net book value of financial assets is approximately equal to their fair value and this value also corresponds to the maximum exposure of the credit risk. The Group has no guarantees or other instruments to manage credit risk.

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2013
(UNAUDITED)

NON-CURRENT ASSETS

10. PROPERTY, PLANT AND EQUIPMENT

        Changes in items of property, plant and equipment during the first six months of 2012 and 2013 were as follows:

(Amounts in thousands of Euro)	Land and buildings, including leasehold improvements	Machinery and equipment	Aircraft	Other equipment	Total

Balance as of January 1, 2012
Historical cost	900,367	983,164	38,087	586,980	2,508,598
Accumulated depreciation	(405,526)	(613,127)	(8,776)	(312,103)	(1,339,532)

Balance as of January 1, 2012	494,841	370,037	29,311	274,877	1,169,066

Increases	22,530	55,724	—	31,326	109,580
Decreases	(7,149)	—	—	(11,526)	(18,675)
Business combinations	949	7,675	—	1,448	10,072
Translation differences and other	17,895	12,001	—	(4,664)	25,232
Depreciation expense	(28,291)	(44,697)	(777)	(29,619)	(103,384)

Balance as of June 30, 2012	500,776	400,740	28,534	261,842	1,191,892

Historical cost	932,174	1,068,060	38,087	593,317	2,631,638
Accumulated depreciation	(431,398)	(667,320)	(9,553)	(331,475)	(1,439,746)

Balance as of June 30, 2012	500,776	400,740	28,534	261,842	1,191,892

(Amounts in thousands of Euro)	Land and buildings, including leasehold improvements	Machinery and equipment	Aircraft	Other equipment	Total

Balance as of January 1, 2013
Historical cost	913,679	1,074,258	38,087	615,957	2,641,981
Accumulated depreciation	(438,046)	(668,561)	(10,337)	(332,644)	(1,449,588)

Balance as of January 1, 2013	475,633	405,697	27,750	283,313	1,192,394

Increases	19,872	39,324	—	43,147	102,343
Decreases	(1,652)	—	—	(6,189)	(7,841)
Business combinations	2,448	766	—	1,261	4,475
Translation differences and other	2,240	20,653	—	(31,572)	(8,679)
Depreciation expense	(30,002)	(46,492)	(770)	(28,686)	(106,132)

Balance as of June 30, 2013	468,539	419,948	26,980	261,092	1,176,559

Historical cost	927,169	1,112,363	38,087	597,530	2,675,148
Accumulated depreciation	(458,630)	(692,415)	(11,107)	(336,438)	(1,498,590)

Balance as of June 30, 2013	468,539	419,948	26,980	261,092	1,176,559

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2013
(UNAUDITED)

10. PROPERTY, PLANT AND EQUIPMENT (Continued)

        Of the total depreciation expense of Euro 106.1 million (Euro 103.4 million in the same period of 2012), Euro 35.6 million (Euro 34.9 million in the same period of 2012) is included in cost of sales, Euro 55.9 million (Euro 55.4 million in the same period of 2012) in selling expenses, Euro 2.4 million (Euro 1.9 million in the same period of 2012) in advertising expenses and Euro 12.3 million (Euro 11.2 million in the same period of 2012) in general and administrative expenses.

        Capital expenditures mainly relate to routine technology upgrades to the manufacturing infrastructure, opening of new stores and the remodeling of older stores with leases that were extended during the period.

        Other equipment includes Euro 61.2 million for assets under construction at June 30, 2013 (Euro 66.9 million at December 31, 2012) mainly relating to the opening and renovation of North America retail stores and to the enlargement of the manufacturing facilities in China.

        Leasehold improvements totaled Euro 153.3 million and Euro 170.0 million at June 30, 2013 and June 30, 2012, respectively.

11. GOODWILL AND INTANGIBLE ASSETS

        Changes in intangible assets in the first six months of 2012 and 2013 were as follows:

(Amounts in thousands of Euro)	Goodwill	Trade names and Trademarks	Customer relations, contracts and lists	Franchise agreements	Other	Total

Balance as of January 1, 2012
Historical cost	3,090,563	1,576,008	229,733	22,181	464,999	5,383,484
Accumulated amortization	—	(660,958)	(68,526)	(7,491)	(205,026)	(942,001)

Balance as of January 1, 2012	3,090,563	915,050	161,207	14,690	259,973	4,441,484

Increases	—	68	—	—	62,986	63,054
Decreases	—	—	—	—	(489)	(489)
Intangible assets from business acquisitions	82,971	12,515	19,342	—	4,216	119,045
Translation differences and other	67,117	19,622	3,461	391	1,522	92,113
Amortization expense	—	(35,239)	(7,483)	(553)	(23,990)	(67,265)

Balance as of June 30, 2012	3,240,651	912,017	176,529	14,528	304,218	4,647,944

Of which
Historical cost	3,240,651	1,611,482	254,629	22,796	522,444	5,652,001
Accumulated amortization	—	(699,465)	(78,099)	(8,268)	(218,226)	(1,004,058)

Balance as of June 30, 2012	3,240,651	912,017	176,529	14,528	304,218	4,647,944

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2013
(UNAUDITED)

11. GOODWILL AND INTANGIBLE ASSETS (Continued)

(Amounts in thousands of Euro)	Goodwill	Trade names and Trademarks	Customer relations, contracts and lists	Franchise agreements	Other	Total

Balance as of January 1, 2013
Historical cost	3,148,770	1,563,447	247,730	21,752	546,966	5,528,665
Accumulated amortization		(713,608)	(83,553)	(8,433)	(228,614)	(1,034,208)

Balance as of January 1, 2013	3,148,770	849,839	164,177	13,319	318,352	4,494,457

Increases	—	16	—	—	53,937	53,953
Decreases	—	—	—	—	(46)	(46)
Intangible assets from business acquisitions	62,551	29,567	—	—	4,261	96,379
Translation differences and other	(23,931)	(6,495)	(689)	114	11,178	(19,823)
Amortization expense	—	(35,154)	(7,485)	(547)	(33,250)	(76,436)

Balance as of June 30, 2013	3,187,390	837,773	156,003	12,886	354,433	4,548,485

Of which
Historical cost	3,187,390	1,579,218	247,304	21,942	612,213	5,648,067
Accumulated amortization	—	(741,445)	(91,301)	(9,055)	(257,780)	(1,099,582)

Balance as of June 30, 2013	3,187,390	837,773	156,003	12,886	354,433	4,548,485

        The increase in goodwill and trade names from business acquisitions mainly relates to the acquisition of Alain Mikli in January 2013, which account for Euro 55.3 million and Euro 29.6 million, respectively. For additional details on the acquisition please refer to Note 4—"Business Combinations."

        The increase in other intangible assets is mainly due to the continued implementation of a new IT platform, which was originally introduced in 2008.

12. INVESTMENTS

        Investments amounted to Euro 55.9 million as of June 30, 2013 (Euro 11.7 million at December 31, 2012) and mainly included investments in (i) Salmoiraghi & Viganò of Euro 45.0 million, (ii) Eyebiz Laboratories Pty Limited of Euro 4.2 million (Euro 4.3 million at December 31, 2012) and (iii) other minor investments.

        On November 27, 2012, the Company entered into an agreement with Salmoiraghi & Viganò S.p.A. and Salmoiraghi & Viganò Holding S.r.l. pursuant to which Luxottica obtained a 36.33% equity stake in the Italian optical retailer. The transaction is valued at Euro 45 million and was completed on March 25, 2013. Transaction related costs of Euro 0.9 million were expensed as incurred. The investment balance

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2013
(UNAUDITED)

12. INVESTMENTS (Continued)

includes provisional goodwill of Euro 30.5 million. The following tables provide a roll-forward of Group's investment from the acquisition date as well as the assets, liabilities and net sales of Salmoiraghi & Viganò:

Six months ended June 30, 2013

As of January 1, 2013	—
Addition	45,000
Share of profit from associate	(1,084)

As of June 30, 2013	43,916

Six months ended June 30, 2013

Total assets	172,671
Total liabilities	135,802
Net sales	39,520
Share of profit	(1,084)

Percentage held	36.33%

13. OTHER NON-CURRENT ASSETS

        Other non-current assets amounted to Euro 154.6 million at June 30, 2013 (Euro 147.0 million at December 31, 2012) and were primarily comprised of security deposits of Euro 39.0 million (Euro 34.3 million at December 31, 2012) and advances the Group paid to certain licensees for future contractual minimum royalties, amounting to Euro 83.4 million (Euro 73.8 million at December 31, 2012).

14. DEFERRED TAX ASSETS

        The balance of deferred tax assets and liabilities as of June 30, 2013 and December 31, 2012 is as follows:

(Amounts in thousands of Euro)	As of June 30 2013	As of December 31 2012

Deferred tax assets	176,014	169,662
Deferred tax liabilities	257,846	227,806

Deferred tax liabilities (net)	81,832	58,144

        Deferred tax assets primarily relate to temporary differences between the tax values and carrying amounts of inventories, fixed and intangible assets, pension funds, tax losses and provisions for risks and other charges. Deferred tax liabilities primarily relate to temporary differences between the tax values and carrying amounts of property, plant and equipment and intangible assets. The increase in deferred tax

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2013
(UNAUDITED)

14. DEFERRED TAX ASSETS (Continued)

liability (net) is mainly due to the reduction of pension plan liability as a result of an increase in the discount rate applied in June 2013 as compared to December 31, 2012.

15. SHORT-TERM BORROWINGS

        Short-term borrowings at June 30, 2013 reflect bank overdrafts and short term borrowings with various banks. The interest rates on these credit lines are floating. The credit lines may be used, if necessary, to obtain letters of credit.

        As of June 30, 2013 and December 31, 2012, the Company had unused short-term lines of credit of approximately Euro 632.4 million and Euro 700.4 million, respectively.

        The Company and its wholly-owned Italian subsidiary Luxottica S.r.l. maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 252.0 million. These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At June 30, 2013, these credit lines were utilized in the amount of Euro 36.9 million.

        Luxottica U.S. Holdings Corp. ("US Holdings") maintains unsecured lines of credit with three separate banks for an aggregate maximum credit of Euro 99.4 million (USD 130.0 million). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At June 30, 2013, there were no amounts borrowed against these lines. However, there was Euro 22.4 million in aggregate face amount of standby letters of credit outstanding related to guarantees on these lines of credit.

        The blended average interest rate on these lines of credit is approximately LIBOR plus 0.50%.

16. CURRENT PORTION OF LONG-TERM DEBT

        This item consists of the current portion of loans granted to the Group, as further described below in Note 21—"Long-term Debt."

17. ACCOUNTS PAYABLE

        Accounts payable were Euro 685.2 million and Euro 682.9 million as of June 30, 2013 and December 31, 2012, respectively. The balance is due in its entirety within 12 months.

18. INCOME TAXES PAYABLE

        The balance of income taxes payable is detailed below:

(Amounts in thousands of Euro)	As of June 30, 2013 (unaudited)	As of December 31, 2012 (audited)

Current year income taxes payable fund	128,630	107,377
Income taxes advance payment	(35,363)	(41,027)

Total	93,268	66,350

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2013
(UNAUDITED)

19. SHORT TERM PROVISIONS FOR RISKS AND OTHER CHARGES

        The balance is detailed below:

(Amounts in thousands of Euro)	Legal risk	Self-insurance	Tax provision	Other risks	Returns	Total

Balance as of December 31, 2012	578	4,769	12,150	12,477	36,057	66,032
Increases	623	5,926	369	14,598	24,113	45,629
Decreases	(410)	(4,963)	(1,040)	(3,161)	(15,076)	(24,649)
Business combinations	—	—	—	—	—	—
Foreign translation difference and other movements	85	13	1	1,710	144	1,952

Balance as of June 30, 2013	876	5,745	11,481	25,624	45,238	88,964

        The Company is self-insured for certain losses relating to workers' compensation, general liability, auto liability, and employee medical benefits for claims filed and for claims incurred but not reported. The Company's liability is estimated on an undiscounted basis using historical claims experience and industry averages; however, the final cost of the claims may not be known for over five years.

        Legal risk includes provisions for various litigated matters that have occurred in the ordinary course of business.

20. OTHER LIABILITIES

(Amounts in thousands of Euro)	As of June 30, 2013 (unaudited)	As of December 31, 2012 (audited)

Premiums and discounts	7,986	4,363
Leasing rental	26,351	24,608
Insurance	9,408	9,494
Sales taxes payable	56,275	28,550
Salaries payable	229,089	245,583
Due to social security authorities	30,005	36,997
Sales commissions	9,921	9,252
Royalties payable	2,637	2,795
Derivative financial liabilities	7,990	1,196
Other liabilities	174,542	172,704

Total financial liabilities	554,203	535,541

Deferred income	2,322	2,883
Advances from customers	32,126	45,718
Other liabilities	5,566	5,516

Total liabilities	40,013	54,117

Total other current liabilities	594,217	589,658

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2013
(UNAUDITED)

21. LONG-TERM DEBT

        Long-term debt was Euro 2,176.9 million and Euro 3,184.9 as of June 30, 2013 and 2012, respectively. The balance of Long-term debt as of December 31, 2013 was Euro 2,362.2 million.

        The roll-forward of long term debt as of June 30, 2012 and 2013 is as follows:

(Amounts in thousands of Euro)	Luxottica Group S.p.A. credit agreement with various financial institutions (a)	Senior unsecured guaranteed notes (b)	Credit agreement with various financial institutions (c)	Credit agreement with various financial institutions for Oakley acquisition (d)	Other loans with banks and other third parties, interest at various rates, payable in installments through 2014 (e)	Total

Balance as of January 1, 2012	487,363	1,226,246	225,955	772,743	30,571	2,742,878

Proceeds from new and existing loans	—	500,000	—	—	39,024	539,024
Repayments	(60,000)	—	(5,969)	(77,133)	(33,610)	(176,711)
Loans assumed in business combinations	—	—	—	—	31,509	31,509
Amortization of fees and interests	(39)	8,314	247	194	(4,938)	3,778
Foreign translation difference	—	17,375	(6,102)	(19,124)	1,790	44,390
Balance as of June 30, 2012	427,324	1,751,935	226,335	714,928	64,346	3,184,868

(Amounts in thousands of Euro)	Luxottica Group S.p.A. credit agreement with various financial institutions (a)	Senior unsecured guaranteed notes (b)	Credit agreement with various financial institutions (c)	Credit agreement with various financial institutions for Oakley acquisition (d)	Other loans with banks and other third parties, interest at various rates, payable in installments through 2014 (e)	Total

Balance as of January 1, 2013	367,743	1,723,225	45,664	174,922	50,624	2,362,178

Proceeds from new and existing loans	—	—	—	—	3,585	3,585
Repayments	(70,000)	—	(46,016)	(80,679)	(19,788)	(216,483)
Loans assumed in business combinations	—	—	—	—	16,063	16,063
Amortization of fees and interests	(66)	(528)	34	87	4,420	3,947
Foreign translation difference	—	5,355	318	1,225	719	7,617
Balance as of June 30, 2013	297,677	1,728,052	—	95,555	55,623	2,176,909

        The Group uses debt financing to raise financial resources for long-term business operations and to finance acquisitions. The Group continues to seek debt refinancing at favorable market rates and actively monitors the debt capital markets in order to take appropriate action to issue debt, when appropriate. Our debt agreements contain certain covenants, including covenants that limit our ability to incur additional indebtedness (for more details see note 3(f)—Default risk: negative pledges and financial covenants to the 2012 Consolidated Financial Statements). As of June 30, 2013, we were in compliance with these financial covenants.

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2013
(UNAUDITED)

21. LONG-TERM DEBT (Continued)

        The table below summarizes the Group's long-term debt.

Type	Series	Issuer/Borrower	Issue Date	CCY	Amount	Outstanding amount at the reporting date	Coupon / Pricing	Interest rate as of June 30, 2013	Maturity

2004 USD Term Loan	Tranche B	Luxottica US Holdings	June 3, 2004	USD	325,000,000	—	Libor + 0.20%/0.40%	—	January 22, 2013

Revolving Credit Facility (Intesa)		Luxottica Group S.p.A.	May 29, 2008	EUR	250,000,000	—	Euribor + 0.40%/0.60%	—	May 29, 2013

Private Placement	A	Luxottica US Holdings	July 1, 2008	USD	20,000,000	20,000,000	5.960%	5.960%	July 1, 2013

2007 Oakley Term Loan	Tranche D	Luxottica US Holdings	October 12, 2007	USD	1,000,000,000	125,000,000	Libor + 0.20%/0.40%	0.410%	October 12, 2013

2009 Term Loan		Luxottica Group S.p.A.	November 11, 2009	EUR	300,000,000	300,000,000	Euribor + 1.00%/2.75%	1.116%	November 30, 2014

Private Placement	B	Luxottica US Holdings	July 1, 2008	USD	127,000,000	127,000,000	6.420%	6.420%	July 1, 2015

Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	November 10, 2010	EUR	500,000,000	500,000,000	4.000%	4.000%	November 10, 2015

Private Placement	D	Luxottica US Holdings	January 29, 2010	USD	50,000,000	50,000,000	5.190%	5.190%	January 29, 2017

2012 Revolving Credit Facility		Luxottica Group S.p.A.	April 17, 2012	EUR	500,000,000	—	Euribor + 1.30%/2.25%	—	April 10, 2017

Private Placement	G	Luxottica Group S.p.A.	September 30, 2010	EUR	50,000,000	50,000,000	3.750%	3.750%	September 15, 2017

Private Placement	C	Luxottica US Holdings	July 1, 2008	USD	128,000,000	128,000,000	6.770%	6.770%	July 1, 2018

Private Placement	F	Luxottica US Holdings	January 29, 2010	USD	75,000,000	75,000,000	5.390%	5.390%	January 29, 2019

Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	March 19, 2012	EUR	500,000,000	500,000,000	3.625%	3.625%	March 19, 2019

Private Placement	E	Luxottica US Holdings	January 29, 2010	USD	50,000,000	50,000,000	5.750%	5.750%	January 29, 2020

Private Placement	H	Luxottica Group S.p.A.	September 30, 2010	EUR	50,000,000	50,000,000	4.250%	4.250%	September 15, 2020

Private Placement	I	Luxottica US Holdings	December 15, 2011	USD	350,000,000	350,000,000	4.350%	4.350%	December 15, 2021

        The floating rate measures under "Coupon/Pricing" are based on the corresponding Euribor (Libor for US dollar loans) plus a margin in the range, indicated in the table, based on the "Net Debt/EBITDA" ratio, as defined in the applicable debt agreement.

        The USD Term Loan 2004—Tranche B, Oakley Term Loan 2007 Tranche D and Revolving Credit Facility Intesa 250 were hedged by interest rate swap agreements with various banks. The Tranche B swaps expired on March 10, 2012, the Tranche D swaps expired on October 12, 2012 and the remaining eight interest rate swap transactions with an aggregate initial notional amount of Euro 250 million with various banks ("Intesa Swaps") expired on May 29, 2013.

        On April 29, 2013, the Group Board of Directors authorized a Euro 2 billion "Euro Medium Term Note Programme" pursuant to which Luxottica Group S.p.A. may from time to time offer notes to investors in certain jurisdictions (excluding the United States, Canada, Japan and Australia). The notes issued under this program are expected to be listed on the Luxembourg Stock Exchange.

        During 2012, in addition to scheduled repayments, the group repaid in advance USD 67.5 million of Tranche D.

        The fair value of long-term debt as of June 30, 2013 was equal to Euro 2,355.9 million (Euro 2,483.5 as of December 31, 2012). The fair value of the debt equals the present value of future cash flows, calculated by utilizing the market rate currently available for similar debt, and adjusted in order to take into account the Group's current credit rating.

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2013
(UNAUDITED)

21. LONG-TERM DEBT (Continued)

        On June 30, 2013 the Group had unused uncommitted lines (revolving) of Euro 500 million.

        Long-term debt, including capital lease obligations, as of June 30, 2013, matures as follows:

(Amounts in thousands of Euro)

2013	115,029
2014	300,000
2015	597,095
2016	—
2017 and subsequent years	1,150,729
Effect deriving from the adoption of the amortized cost method	14,056

Total	2,176,909

        The net financial position and disclosure required by the Consob communication n. DEM/6064293 dated July 28, 2006 and by the CESR recommendation dated February 10, 2005 "Recommendation for the consistent application of the European Commission regulation on Prospectus" is as follows:

	(Amounts in thousands of Euro)	Notes	June 30, 2013 unaudited	December 31, 2012 audited

A	Cash and cash equivalents	6	373,378	790,093
B	Other availabilities		—	—
C	Hedging instruments on foreign exchange rates	9	950	6,048
D	Availabilities (A) + (B) + (C)		374,328	796,141
E	Current Investments		—	—
F	Bank overdrafts	15	82,689	90,284
G	Current portion of long-term debt	16	115,030	310,072
H	Hedging instruments on foreign exchange rates	20	7,990	681
I	Hedging instruments on interest rates	20	—	438
J	Current Liabilities (F) + (G) + (H) + (I)		205,709	401,475
K	Net Liquidity (J) - (E) - (D)		(168,619)	(394,666)
L	Long-term debt	21	333,827	328,882
M	Notes payables	21	1,728,052	1,723,225
N	Hedging instruments on interest rates	24	—	—
O	Total Non-Current Liabilities (L) + (M) + (N)		2,061,879	2,052,107
P	Net Financial Position (K) + (O)		1,893,260	1,657,441

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2013
(UNAUDITED)

21. LONG-TERM DEBT (Continued)

        A reconciliation between the net financial position above and the net financial position presented in the Management Report is as follows:

(Amounts in thousands of Euro)	June 30, 2013	December 31, 2012

Net Financial Position, as presented in the Notes	1,893,260	1,657,441

Hedging instruments on foreign exchange rates	950	6,048
Hedging instruments on interest rates—ST	—	(438)
Hedging instruments on foreign exchange rates	(7,990)	(681)
Hedging instruments on interest rates—LT	—	—

Net Financial Position	1,886,220	1,662,369

        Our net financial position with respect to related parties is not material.

        In order to determine the fair value of financial instruments, the Group utilizes valuation techniques which are based on observable market prices (Mark to Model). These techniques therefore fall within Level 2 of the hierarchy of Fair Values identified by IFRS 7. In order to select the appropriate valuation techniques to utilize, the Group complies with the following hierarchy:

  a)
  Utilization of quoted prices in an active market for identical assets or liabilities (Comparable Approach);

  b)
  Utilization of valuation techniques that are primarily based on observable market prices; and

  c)
  Utilization of valuation techniques that are primarily based on non-observable market prices.

        The Group determined the fair value of the derivatives existing on June 30, 2013 through valuation techniques which are commonly used for instruments similar to those traded by the Group. The models applied to value the instruments are based on a calculation obtained from the Bloomberg information service. The input data used in these models are based on observable market prices (the Euro and USD interest rate curves as well as official exchange rates on the date of valuation) obtained from Bloomberg.

        IFRS 7 refer to valuation hierarchy techniques which are based on three levels:

  •
  Level 1: Inputs are quoted prices in an active market for identical assets or liabilities;

  •
  Level 2: Inputs used in the valuations, other than the prices listed in Level 1, are observable for each financial asset or liability, both directly (prices) and indirectly (derived from prices); and

  •
  Level 3: Unobservable inputs used when observable inputs are not available in situations where there is little, if any, market activity for the asset or liability.

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2013
(UNAUDITED)

21. LONG-TERM DEBT (Continued)

        The following table summarizes the financial assets and liabilities of the Group valued at fair value (in thousands of Euro):

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		June 30, 2013
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	950	—	950	—
Foreign Exchange Contracts and Interest Rate Derivatives	Other current liabilities	7,990	—	7,990	—

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		December 31, 2012
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	6,048	—	6,048	—
Interest Rate Derivatives	Other current liabilities	1,119	—	1,119	—

        As of June 30, 2013 and December 31, 2012, the Group did not have any Level 3 fair value measurements.

        The Group maintains policies and procedures with the aim of valuing the fair value of assets and liabilities using the best and most relevant data available.

        The Group portfolio of foreign exchange derivatives includes only forward foreign exchange contracts on the most traded currencies with maturities of less than one year. The fair value of the portfolio is valued using observable market inputs including yield curves and foreign exchange spot and forward prices.

        The fair value of the interest rate derivatives portfolio is calculated using internal models that maximize the use of observable market inputs including interest rates, yield curves and foreign exchange spot prices.

22. EMPLOYEE BENEFITS

        Employee benefits amounted to Euro 118.9 million as of June 30, 2013 (Euro 191.7 million at December 31, 2012). The balance mainly included liabilities related to post-employment benefits of our Italian employees of Euro 40.3 million (Euro 39.7 million as of December 31, 2012) and of our U.S. employees of Euro 68.9 million (Euro 142.4 million as of December 31, 2012). The decrease is primarily due to an increase in the discount rate used to calculate the net liabilities as of June 30, 2013.

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2013
(UNAUDITED)

23.  LONG-TERM PROVISIONS FOR RISK AND OTHER CHARGES

        The balance is detailed below (amounts in thousands of Euro):

(Amounts in thousands of Euro)	Legal risk	Self- insurance	Tax provision	Other risks	Total

Balance as of January 1, 2013	8,741	24,049	60,907	25,915	119,612

Increases	663	3,898	428	(541)	4,448
Decreases	(775)	(3,966)	(281)	(840)	(5,861)
Business combinations	383	—	—	240	623
Translation difference and other movements	24	202	44	(3,027)	(2,756)

Balance as of June 30, 2013	9,037	24,184	61,098	21,747	116,066

        Other risks include (i) accruals for risks related to sales agents of certain Italian companies of Euro 6.1 million (Euro 6.7 million as of December 31, 2012) and (ii) accruals for decommissioning costs of certain subsidiaries of the Group operating in the retail segment of Euro 2.8 million (Euro 2.8 million as of December 31, 2012).

24.  OTHER NON-CURRENT LIABILITIES

        The balance of other non-current liabilities was Euro 60.2 million as of June 30, 2013 (Euro 52.7 million as of December 31, 2012).

        Other long-term payables mainly include other long-term liabilities of the North American retail operations of Euro 41.1 million (Euro 40.6 million as of December 31, 2012).

25.  LUXOTTICA GROUP STOCKHOLDERS' EQUITY

Capital stock

        The share capital of Luxottica Group S.p.A. at June 30, 2013 amounted to Euro 28,606,644.60 and was comprised of 476,777,410 ordinary shares of stock with a par value of Euro 0.06 per share. At January 1, 2013, the capital stock amounted to Euro 28,394,291.82 and was comprised of 473,238,197 ordinary shares of stock with a par value of Euro 0.06 per share.

        Following the exercise of 3,539,213 options to purchase ordinary shares of stock granted to employees under existing stock option plans, the capital stock increased by Euro 212,353 in the first six months of 2013.

        The options exercised in the period included 21,300 from the 2004 grant, 150,577 from the 2005 grant, 1,100,000 from the 2006 performance grant, 10,000 from the 2007 grant, 181,270 from the 2008 grant, 962,500 from the 2009 performance grant (reassignment of the 2006 performance grant), 142,000 from the ordinary 2009 grant, 354,066 from the 2009 plan (reassignment of the 2006 and 2007 plans) and 617,500 from the ordinary 2010 grant.

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2013
(UNAUDITED)

25.  LUXOTTICA GROUP STOCKHOLDERS' EQUITY (Continued)

Legal reserve

        This reserve represents the portion of the Company's earnings that are not distributable as dividends, in accordance with article 2430 of the Italian Civil Code.

Additional paid-in capital

        This reserve increases with the expensing of options or excess tax benefits from the exercise of options.

Retained earnings

        These include subsidiaries' earnings that have not been distributed as dividends and the amount of consolidated subsidiaries' equity in excess of the corresponding carrying amounts of investments in the same subsidiaries. This item also includes amounts arising as a result of consolidation adjustments.

Translation of foreign operations

        Translation differences are generated by the translation into Euro of financial statements prepared in currencies other than Euro.

Treasury reserve

        Treasury reserve was equal to Euro 83.1 million as of June 30, 2013 (Euro 91.9 million as of December 31, 2012). The decrease of Euro 8.8 million was due to grants to certain top executives of 523,800 treasury shares as a result of the Group having achieved the financial targets identified by the Board of Directors under the 2010 PSP. As a result of these equity grants, the number of Group treasury shares was reduced from 4,681,025 as of December 31, 2012 to 4,157,225 as of June 30, 2013.

26.  NON-CONTROLLING INTERESTS

        Equity attributable to non-controlling interests amounted to Euro 11.4 million and Euro 11.9 million at June 30, 2013 and December 31, 2012, respectively. The decrease is primarily due to the net income generated in the period of Euro 2.9 million offset by the payment of dividends in the period to the non-controlling interests of Euro 3.1 million.

27.  NOTES TO THE CONSOLIDATED STATEMENT OF INCOME

        Please refer to Section 3—"Financial Results" in the Management Report on the Interim Financial Results as of June 30, 2013 (unaudited).

28.  COMMITMENTS AND RISKS

        The Group has commitments under contractual agreements in place. Such commitments related to the following:

  •
  Royalty agreements signed with certain designers whereby the Group is required to pay royalties and advertising fees calculated as a percentage of turnover guaranteeing, in some cases, a minimum

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2013
(UNAUDITED)

28.  COMMITMENTS AND RISKS (Continued)

    annual amount. These agreements require minimum payments of an aggregate of Euro 532.5 million as of June 30, 2013 and Euro 605.3 million as of December 31, 2012.

  •
  Rental and operating lease agreements for various stores, plants, warehouses and offices, along with a portion of the IT system and motor vehicles. The agreements include renewal options subject to various conditions. The rental and licensing agreements for the Group's points of sale in the United States often include rent increase clauses and conditions requiring the payment of progressively higher rent installments, in addition to an established minimum, in relation to the achievement of sales targets set forth in such agreements. Future minimum rental payments required under these rental and operating agreements were Euro 1,243.4 million as of June 30, 2013 and Euro 1,191.5 million as of December 31, 2012.

  •
  Other commitments which include future payments for endorsement contracts, supplier purchases and other long-term commitments mainly consist of machinery and equipment and auto lease commitments were Euro 101.2 million as of June 30, 2013 and Euro 107.5 million as of December 31, 2012.

Guarantees

  •
  The United States Shoe Corporation, a wholly-owned subsidiary within the Group, has guaranteed the lease payments for five stores in the United Kingdom. These lease agreements have varying termination dates through June 30, 2017. At June 30, 2013, the Group's maximum liability amounted to Euro 2.0 million (Euro 2.6 million at December 31, 2012).

  •
  A wholly-owned U.S. subsidiary guaranteed future minimum lease payments for lease agreements on certain stores. The lease agreements were signed directly by the franchisees as part of certain franchising agreements. Total minimum guaranteed payments under this guarantee were Euro 1.3 million (USD 1.7 million) at June 30, 2013 (Euro 1.0 million at December 31, 2012). The commitments provided for by the guarantee arise if the franchisee cannot honor its financial commitments under the lease agreements.

Litigation

French Competition Authority Investigation

        Our French subsidiary Luxottica France S.A.S., together with other major competitors in the French eyewear industry, has been the subject of an anti-competition investigation conducted by the French Competition Authority relating to pricing practices in such industry. The investigation is ongoing, and, to date, no formal action has yet been taken by the French Competition Authority. As a consequence, it is not possible to estimate or provide a range of potential liability that may be involved in this matter. The outcome of any such action, which the Group intends to vigorously defend, is inherently uncertain, and there can be no assurance that such action, if adversely determined, will not have a material adverse effect on our business, results of operations and financial condition.

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2013
(UNAUDITED)

28.  COMMITMENTS AND RISKS (Continued)

Other proceedings

        The Group is a defendant in various other lawsuits arising in the ordinary course of business. It is the opinion of the management of the Company that it has meritorious defenses against all such outstanding claims, which the Company will vigorously pursue, and that the outcome of such claims, individually or in the aggregate, will not have a material adverse effect on the Group's consolidated financial position or results of operations.

29.  RELATED PARTY TRANSACTIONS

Licensing agreements

        The Group executed an exclusive worldwide license for the production and distribution of Brooks Brothers brand eyewear. The brand is held by Brooks Brothers Group, Inc. ("BBG"), which is owned and controlled by a director of the Company, Claudio Del Vecchio. Royalties paid under this agreement to BBG amounted to Euro 0.4 million and Euro 0.3 million in the first six months of 2013 and 2012, respectively.

Incentive Stock option plan

        On September 14, 2004, the Company announced that its primary stockholder, Leonardo Del Vecchio, had allocated 2.11% of the shares of the Company—equal to 9.6 million shares, owned by him through the company La Leonardo Finanziaria S.r.l. and currently owned through Delfin S.à r.l., a financial company owned by the Del Vecchio family, to a stock option plan for the senior management of the Company. The options became exercisable on June 30, 2006 following the meeting of certain economic objectives and, as such, the holders of these options became entitled to exercise such options beginning on that date until their termination in 2014. In the first six months of 2013, 3.1 million rights were exercised as part of this plan. In the same period of 2012, 3.1 million rights were exercised. There were approximately 330,000 options outstanding as of June 30, 2013.

        A summary of related party transactions as of June 30, 2013 and June 30, 2012 is provided below:

	Consolidated Statement of Income		Consolidated Statement of Financial Position
As of June 30, 2013 Related parties (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc	—	290	10	53
Eyebiz Laboratories Pty Limited	913	24,669	6,316	6,443
Salmoiraghi & Viganò	6,535	1	53,378	—
Others	283	258	331	95

Total	7,731	25,218	60,034	6,591

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2013
(UNAUDITED)

29.  RELATED PARTY TRANSACTIONS (Continued)

			Consolidated Statement of Financial Position
	Consolidated Statement of Income
As of June 30, 2012 Related parties (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group Inc	—	543	39	312
Eyebiz Laboratories Pty Limited	500	23,570	7,508	14,973
Others	355	432	531	128

Total	855	24,545	8,078	15,413

        Total remuneration due to key managers in the first six months of 2013 amounted to approximately Euro 17.2 million (Euro 25.5 million at June 30, 2012).

30.  EARNINGS PER SHARE

        Basic and diluted earnings per share were calculated as the ratio of net profit attributable to the stockholders of the Company for the periods ended June 30, 2013 and 2012, amounting to Euro 371.2 million and Euro 322.7 million, respectively, to the number of outstanding shares on such dates—basic and dilutive of the Company.

        Basic earnings per share in the first six months of 2013 amounted to Euro 0.79 compared to Euro 0.70 in the same period in 2012. Diluted earnings per share in the first six months of 2013 amounted to Euro 0.78, compared to Euro 0.69 in the same period in 2012.

        The table below provides a reconciliation of the weighted average number of shares used to calculate basic and diluted earnings per share:

	As of June 30
	2013	2012

Weighted average shares outstanding—basic	470,908,944	463,228,972
Effect of dilutive stock options	4,596,883	2,331,819
Weighted average shares outstanding—dilutive	475,505,827	465,560,791
Options not included in calculation of dilutive shares as the average value was greater than the average price during the respective period or performance measures related to the awards have not yet been met	1,622,639	9,980,585

31.  ATYPICAL AND/OR UNUSUAL OPERATIONS

        There were no atypical and/or unusual transactions, as defined by the Consob communication n. 60644293 dated July 28, 2006, that occurred in the first three months of 2013 or 2012.

32.  SEASONAL AND CYCLICAL EFFECTS ON OPERATIONS

        We have historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses, which represented 46.0 percent and 45.9 percent of our net sales in the first six months of 2013 and 2012, respectively. As a result, our net sales are typically higher in the second quarter,

NOTES TO THE
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF JUNE 30, 2013
(UNAUDITED)

32.  SEASONAL AND CYCLICAL EFFECTS ON OPERATIONS (Continued)

which includes increased sales to wholesale customers and increased sales in our Sunglass Hut stores, and lower in the first quarter, as sunglass sales are lower in the cooler climates of North America, Europe and Northern Asia.

33.  NON-RECURRING TRANSACTIONS

        In the first six months of 2013 the Group incurred non recurring expenses totaling Euro 9.0 million, related to the restructuring of the newly acquired Alain Mikli International, a French luxury and contemporary eyewear company. The Group recorded a tax benefit related to these expenses of approximately Euro 3.1 million.

        On January 24, 2012 the Board of Directors of Luxottica approved the reorganization of the retail business in Australia, whereby the Group closed approximately 10 percent of its Australian and New Zealand stores, redirecting resources into its market leading OPSM brand. As a result of the reorganization, the Group incurred non-recurring expenses of approximately Euro 21.4 million in the first quarter of 2012. The Group recorded a tax benefit related to these expenses of approximately Euro 6.4 million.

34.  DIVIDENDS

        During the first six months of 2013, the Company distributed aggregate dividends to its stockholders of Euro 273.7 million equal to Euro 0.58 per ordinary share. Dividends distributed to non-controlling interests totaled Euro 3.1 million. During the first six months of 2012, the Company distributed aggregate dividends to its stockholders of Euro 227.4 million equal to Euro 0.49 per ordinary share. Dividends distributed to non-controlling interests totaled Euro 2.3 million.

35.  SHARE-BASED PAYMENTS

        On April 29, 2013, a Performance Shares Plan for senior managers of the Company identified by Group's Board of Directors (the "2013 PSP") was adopted. The beneficiaries of the 2013 PSP are granted the right to receive ordinary shares, without consideration, if certain financial targets set by the Board of Directors are achieved over a specified three-year period.

        On the same date, the Board of Directors granted certain of Group's key employees 1,284,420 rights to receive ordinary shares ("units") pursuant to the 2013 PSP plan.

        The fair value of the units, amounting to Euro 38.56 was estimated on the grant date using the binomial model and the following weighted average assumptions

Share Price at grant date	40.82
Expected life	3 years
Dividend Yield	1.92%

36.  SUBSEQUENT EVENTS

        There were no events subsequent to June 30, 2013 and up to the date this report was authorized for issue.

******************************************************

Attachment 1

EXCHANGE RATES USED TO TRANSLATE FINANCIAL STATEMENTS PREPARED IN CURRENCIES OTHER THAN THE EURO

	Average exchange rate as of June 30, 2013	Final exchange rate as of June 30, 2013	Average exchange rate as of June 30, 2012	Final exchange rate as of December 31, 2012

(per €1)
Argentine Peso	6.7283	7.0403	5.6909	6.4864
Australian Dollar	1.2950	1.4171	1.2559	1.2712
Brazilian Real	2.6667	2.8899	2.4144	2.7036
Canadian Dollar	1.3336	1.3714	1.3040	1.3137
Chilean Peso	628.3648	664.2590	638.6833	631.7290
Chinese Renminbi	8.1259	8.0280	8.1901	8.2207
Colombian Peso	2,398.3409	2,522.8799	2,324.6325	2,331.2300
Croatian Kuna	7.5705	7.4495	7.5428	7.5575
Great Britain Pound	0.8507	0.8572	0.8225	0.8161
Hong Kong Dollar	10.1862	10.1477	10.0619	10.2260
Hungarian Forint	296.1441	294.8500	295.4498	292.3000
Indian Rupee	72.2349	77.7210	67.5963	72.5600
Israeli Shekel	4.8158	4.7386	4.9231	4.9258
Japanese Yen	125.3869	129.3900	103.3102	113.6100
Malaysian Ringgit	4.0379	4.1340	4.0022	4.0347
Mexican Peso	16.4875	17.0413	17.1867	17.1845
Namibian Dollar	12.1106	13.0704	10.2942	11.1727
New Zealand Dollar	1.5863	1.6792	1.6133	1.6045
Norwegian Krona	7.5208	7.8845	7.5729	7.3483
Peruvian Nuevo Sol	3.4369	3.6378	3.4677	3.3678
Polish Zloty	4.1773	4.3376	4.2459	4.0740
Singapore Dollar	1.6321	1.6545	1.6391	1.6111
South African Rand	12.1106	13.0704	10.2942	11.1727
South Korean Won	1,449.8232	1,494.2400	1,480.4092	1,406.2300
Swedish Krona	8.5284	8.7773	8.8824	8.5820
Swiss Franc	1.2298	1.2338	1.2048	1.2072
Taiwan Dollar	38.9553	39.3211	38.4532	38.3262
Thai Baht	39.1668	40.6130	40.3719	40.3470
Turkish Lira	2.3800	2.5210	2.3361	2.3551
U.S. Dollar	1.3129	1.3080	1.2965	1.3194
United Arab Emirates Dirham	4.8221	4.8042	4.7619	4.8462

Attachment 2

Investments of Luxottica Group S.p.A.

        In compliance with Consob Regulation n. 6064293 of July 28, 2006, the following table includes the list of Luxottica Group S.p.A. investments as of June 30, 2013. For each investment, the list provides the company's name, address, share capital, and the shares held directly and indirectly by the parent company and each of the subsidiaries. Investments are included under the consolidation method as well as using the equity method of accounting.

Company	Registred Address	Shareholder	Direct % of ownership	Group % of Ownership	Share capital in local currency	Share Capital in Local Currency	Number of Shares Owned
1242 PRODUCTIONS INC	TUMWATER-WASHINGTON	OAKLEY INC	100.00	100.00	100,000.00	USD	100,000.00
AIR SUN	MASON-OHIO	SUNGLASS HUT TRADING LLC	70.00	70.00	1.00	USD	70.00
ALAIN MIKLI INTERNATIONAL SAS	PARIS	LUXOTTICA GROUP SPA	100.00	100.00	4,459,786.64	EUR	31,972.00
ALAIN MIKLI LTD	HARTFORD	ALAIN MIKLI INTERNATIONAL SAS	100.00	100.00	2.00	USD	200.00
ALAIN MIKLI SCHWEIZ AM AG	LUPFIG	ALAIN MIKLI INTERNATIONAL SAS	100.00	100.00	100,000.00	CHF	1,000.00
ARNETTE OPTIC ILLUSIONS INC	IRVINE-CALIFORNIA	LUXOTTICA US HOLDINGS CORP	100.00	100.00	1.00	USD	100.00
AUTANT POUR VOIR QUE POUR ETRE' VUES SARL	PARIS	ALAIN MIKLI INTERNATIONAL SAS	100.00	100.00	15,245.00	EUR	1,000.00
BAZOOKA INC	TUMWATER-WASHINGTON	OAKLEY INC	100.00	100.00	1.00	USD	1,000.00
BEIJING SI MING DE TRADING CO LTD	BEIJING	SPV ZETA Optical Trading (Beijing) Co Ltd	100.00	100.00	30,000.00	CNR	30,000.00
BOUTIQUE ALAIN MIKLI OY	HELSINKII	ALAIN MIKLI INTERNATIONAL SAS	95.00	95.00	8,000.00	EUR	152.00
BRIGHT EYES FRANCHISING PTY LTD	MACQUARIE PARK-NSW	SUNGLASS ICON PTY LTD	100.00	100.00	600,070.00	AUD	110.00
BRIGHT EYES LEASING PTY LTD	MACQUARIE PARK-NSW	SUNGLASS ICON PTY LTD	100.00	100.00	20.00	AUD	110.00
BRIGHT EYES RETAIL PTY LTD	MACQUARIE PARK-NSW	SUNGLASS ICON PTY LTD	100.00	100.00	110.00	AUD	110.00
BRIGHT EYES TRADE MARKS PTY LTD	VICTORIA-MELBOURNE	SUNGLASS ICON PTY LTD	100.00	100.00	200,100.00	AUD	110.00
BUDGET EYEWEAR AUSTRALIA PTY LTD	MACQUARIE PARK-NSW	LUXOTTICA RETAIL AUSTRALIA PTY LTD	100.00	100.00	341,762.00	AUD	341,762.00
BUDGET SPECS (FRANCHISING) PTY LTD	MACQUARIE PARK-NSW	BUDGET EYEWEAR AUSTRALIA PTY LTD	100.00	100.00	2.00	AUD	2.00
CENTRE PROFESSIONNEL DE VISION USSC INC	MISSISSAUGA-ONTARIO	THE UNITED STATES SHOE CORPORATION	100.00	100.00	1.00	CAD	99.00
COLE VISION SERVICES INC	DOVER-DELAWARE	EYEMED VISION CARE LLC	100.00	100.00	10.00	USD	1,000.00
COLLEZIONE RATHSCHULER SRL	AGORDO	LUXOTTICA GROUP SPA	100.00	100.00	10,000.00	EUR	10,000.00
DAVID CLULOW BRIGHTON LIMITED (*)	LONDON	LUXOTTICA RETAIL UK LTD	50.00	50.00	2.00	GBP	1.00
DAVID CLULOW COBHAM LIMITED (*)	LONDON	LUXOTTICA RETAIL UK LTD	50.00	50.00	2.00	GBP	1.00
DAVID CLULOW CROUCH END LIMITED (*)	LONDON	LUXOTTICA RETAIL UK LTD	50.00	50.00	2.00	GBP	1.00
DAVID CLULOW LOUGHTON LIMITED (*)	LONDON	LUXOTTICA RETAIL UK LTD	50.00	50.00	2.00	GBP	1.00
DAVID CLULOW MARLOW LIMITED (*)	LONDON	LUXOTTICA RETAIL UK LTD	50.00	50.00	2.00	GBP	1.00
DAVID CLULOW NEWBURY LIMITED (*)	LONDON	LUXOTTICA RETAIL UK LTD	50.00	50.00	2.00	GBP	1.00
DAVID CLULOW OXFORD LIMITED (*)	LONDON	LUXOTTICA RETAIL UK LTD	50.00	50.00	2.00	GBP	1.00
DAVID CLULOW RICHMOND LIMITED	LONDON	LUXOTTICA RETAIL UK LTD	100.00	100.00	2.00	GBP	2.00
DAVID CLULOW WIMBLEDON LIMITED (*)	LONDON	LUXOTTICA RETAIL UK LTD	50.00	50.00	2.00	GBP	1.00
DEVLYN OPTICAL LLC (*)	HOUSTON	LUXOTTICA RETAIL NORTH AMERICA INC	30.00	30.00	100.00	USD	3.00
ECOTOP PTY LTD	MACQUARIE PARK-NSW	SUNGLASS ICON PTY LTD	100.00	100.00	10,100.00	AUD	110.00
ENTERPRISES OF LENSCRAFTERS LLC	MARION-OHIO	LUXOTTICA RETAIL NORTH AMERICA INC	100.00	100.00	1,000.00	USD	1,000.00
EYE SAFETY SYSTEMS INC	DOVER-DELAWARE	OAKLEY INC	100.00	100.00	1.00	USD	100.00
EYEBIZ LABORATORIES PTY LIMITED (*)	MACQUARIE PARK-NSW	LUXOTTICA RETAIL AUSTRALIA PTY LTD	30.00	30.00	10,000,005.00	AUD	6,000,003.00
EYEMED INSURANCE COMPANY	PHOENIX-ARIZONA	LUXOTTICA US HOLDINGS CORP	100.00	100.00	250,000.00	USD	250,000.00
EYEMED VISION CARE HMO OF TEXAS INC	HOUSTON-TEXAS	THE UNITED STATES SHOE CORPORATION	100.00	100.00	1,000.00	USD	1,000.00
EYEMED VISION CARE IPA LLC	NEW YORK-NEW YORK	EYEMED VISION CARE LLC	100.00	100.00	1.00	USD	1.00
EYEMED VISION CARE LLC	DOVER-DELAWARE	LUXOTTICA RETAIL NORTH AMERICA INC	100.00	100.00	1.00	USD	1.00
EYEMED/ LCA—VISION LLC (*)	RENO-NEVADA	EYEMED VISION CARE LLC	50.00	50.00	2.00	USD	1.00
EYEXAM OF CALIFORNIA INC	IRVINE-CALIFORNIA	THE UNITED STATES SHOE CORPORATION	100.00	100.00	10.00	USD	1,000.00
FIRST AMERICAN ADMINISTRATORS INC	PHOENIX-ARIZONA	EYEMED VISION CARE LLC	100.00	100.00	1,000.00	USD	1,000.00
GIBB AND BEEMAN PTY LIMITED	MACQUARIE PARK-NSW	OPSM GROUP PTY LIMITED	100.00	100.00	399,219.00	AUD	798,438.00
GUANGZHOU MING LONG OPTICAL TECHNOLOGY CO LTD	GUANGZHOU CITY	LUXOTTICA (CHINA) INVESTMENT CO LTD	100.00	100.00	240,500,000.00	CNR	240,500,000.00
JUST SPECTACLES (FRANCHISOR) PTY LTD	MACQUARIE PARK-NSW	OF PTY LTD	100.00	100.00	200.00	AUD	200.00
JUST SPECTACLES PTY LTD	MACQUARIE PARK—NSW	OF PTY LTD	100.00	100.00	2,000.00	AUD	2,000.00
LAUBMAN AND PANK PTY LTD	MACQUARIE PARK-NSW	LUXOTTICA RETAIL AUSTRALIA PTY LTD	100.00	100.00	2,370,448.00	AUD	4,740,896.00
LENSCRAFTERS INTERNATIONAL INC	MARION-OHIO	THE UNITED STATES SHOE CORPORATION	100.00	100.00	500.00	USD	5.00
LRE LLC	MARION-OHIO	LUXOTTICA RETAIL NORTH AMERICA INC	100.00	100.00	1.00	USD	1.00
LUNETTES BERLIN GMBH	BERLIN	ALAIN MIKLI INTERNATIONAL SAS	100.00	100.00	25,000.00	EUR	25,000.00
LUNETTES CALIFORNIA INC	IRVINE	LUNETTES INC	100.00	100.00	2.00	USD	200.00
LUNETTES GMBH	DUSSELDORF	ALAIN MIKLI INTERNATIONAL SAS	90.00	90.00	25,000.00	EUR	22,500.00
LUNETTES HONG KONG LIMITED	HONG KONG	ALAIN MIKLI INTERNATIONAL SAS	100.00	100.00	10,000.00	HKD	10,000.00
LUNETTES INC	HARTFORD	ALAIN MIKLI INTERNATIONAL SAS	100.00	100.00	1.00	USD	1.00
LUNETTES TAIPEI LTD	TAIPEI	ALAIN MIKLI INTERNATIONAL SAS	100.00	100.00	5,000,000.00	TWD	5,000,000.00
LUXOTTICA (CHINA) INVESTMENT CO LTD	SHANGHAI	LUXOTTICA TRADING AND FINANCE LIMITED	100.00	100.00	88,400,000.00	USD	88,400,000.00
LUXOTTICA (SHANGHAI) TRADING CO LTD	SHANGHAI	LUXOTTICA HOLLAND BV	100.00	100.00	1,000,000.00	EUR	1,000,000.00
LUXOTTICA (SWITZERLAND) AG	ZURICH	LUXOTTICA GROUP SPA	100.00	100.00	100,000.00	CHF	100.00
LUXOTTICA ARGENTINA SRL	BUENOS AIRES	LUXOTTICA GROUP SPA	94.00	100.00	700,000.00	ARS	658,000.00
	BUENOS AIRES	LUXOTTICA SRL	6.00	100.00	700,000.00	ARS	42,000.00
LUXOTTICA AUSTRALIA PTY LTD	MACQUARIE PARK-NSW	OPSM GROUP PTY LIMITED	100.00	100.00	1,715,000.00	AUD	1,715,000.00
LUXOTTICA BELGIUM NV	BERCHEM	LUXOTTICA GROUP SPA	99.00	100.00	62,000.00	EUR	99.00
	BERCHEM	LUXOTTICA SRL	1.00	100.00	62,000.00	EUR	1.00
LUXOTTICA BRASIL PRODUTOS OTICOS E ESPORTIVOS LTDA	SAN PAOLO	LUXOTTICA SRL	0.00	100.00	588,457,587.00	BRL	2,032.00
	SAN PAOLO	LUXOTTICA GROUP SPA	57.99	100.00	588,457,587.00	BRL	341,229,136.00
	SAN PAOLO	OAKLEY CANADA INC	42.01	100.00	588,457,587.00	BRL	247,226,419.00

Company	Registred Address	Shareholder	Direct % of ownership	Group % of Ownership	Share capital in local currency	Share Capital in Local Currency	Number of Shares Owned
LUXOTTICA CANADA INC	TORONTO-ONTARIO	LUXOTTICA GROUP SPA	100.00	100.00	200.00	CAD	200.00
LUXOTTICA CENTRAL EUROPE KFT	BUDAPEST	LUXOTTICA HOLLAND BV	100.00	100.00	3,000,000.00	HUF	3,000,000.00
Luxottica ExTrA LIMITED	DUBLIN	LUXOTTICA TRADING AND FINANCE LIMITED	100.00	100.00	1.00	EUR	1.00
LUXOTTICA FASHION BRILLEN VERTRIEBS GMBH	GRASBRUNN	LUXOTTICA GROUP SPA	100.00	100.00	230,081.35	EUR	230,081.00
LUXOTTICA FRAMES SERVICE SA DE CV	MEXICO CITY	LUXOTTICA MEXICO SA DE CV	99.98	100.00	2,350,000.00	MXN	4,699.00
	MEXICO CITY	LUXOTTICA GROUP SPA	0.02	100.00	2,350,000.00	MXN	1.00
LUXOTTICA FRANCE SAS	VALBONNE	LUXOTTICA GROUP SPA	100.00	100.00	534,000.00	EUR	500.00
LUXOTTICA FRANCHISING AUSTRALIA PTY LIMITED	MACQUARIE PARK-NSW	LUXOTTICA RETAIL AUSTRALIA PTY LTD	100.00	100.00	2.00	AUD	2.00
LUXOTTICA FRANCHISING CANADA INC	MISSISSAUGA-ONTARIO	LUXOTTICA NORTH AMERICA DISTRIBUTION LLC	100.00	100.00	1,000.00	CAD	1,000.00
LUXOTTICA GOZLUK ENDUSTRI VE TICARET ANONIM SIRKETI	CIGLI-IZMIR	LUXOTTICA SRL	0.00	100.00	10,390,459.89	LTL	1.00
	CIGLI-IZMIR	LUXOTTICA LEASING SRL	0.00	100.00	10,390,459.89	LTL	3.00
	CIGLI-IZMIR	LUXOTTICA GROUP SPA	64.84	100.00	10,390,459.89	LTL	673,717,415.00
	CIGLI-IZMIR	LUXOTTICA HOLLAND BV	0.00	100.00	10,390,459.89	LTL	1.00
	CIGLI-IZMIR	SUNGLASS HUT NETHERLANDS BV	35.16	100.00	10,390,459.89	LTL	365,328,569.00
LUXOTTICA HELLAS AE	PALLINI	LUXOTTICA GROUP SPA	70.00	70.00	1,752,900.00	EUR	40,901.00
LUXOTTICA HOLLAND BV	AMSTERDAM	LUXOTTICA GROUP SPA	100.00	100.00	45,000.00	EUR	100.00
LUXOTTICA HONG KONG WHOLESALE LIMITED	HONG KONG-HONG KONG	LUXOTTICA TRADING AND FINANCE LIMITED	100.00	100.00	10,000,000.00	HKD	10,000,000.00
LUXOTTICA IBERICA SA	BARCELONA	LUXOTTICA GROUP SPA	100.00	100.00	1,382,901.00	EUR	230,100.00
LUXOTTICA INDIA EYEWEAR PRIVATE LIMITED	GURGAON-HARYANA	LUXOTTICA LEASING SRL	0.00	100.00	787,400.00	RUP	2.00
	GURGAON-HARYANA	LUXOTTICA HOLLAND BV	100.00	100.00	787,400.00	RUP	78,738.00
LUXOTTICA ITALIA SRL	AGORDO	LUXOTTICA GROUP SPA	100.00	100.00	5,000,000.00	EUR	5,000,000.00
LUXOTTICA KOREA LTD	SEOUL	LUXOTTICA GROUP SPA	100.00	100.00	120,000,000.00	KRW	12,000.00
LUXOTTICA LEASING SRL	AGORDO	LUXOTTICA GROUP SPA	100.00	100.00	36,000,000.00	EUR	36,000,000.00
LUXOTTICA MEXICO SA DE CV	MEXICO CITY	LUXOTTICA GROUP SPA	96.00	100.00	342,000,000.00	MXN	328,320.00
	MEXICO CITY	LUXOTTICA SRL	4.00	100.00	342,000,000.00	MXN	13,680.00
LUXOTTICA MIDDLE EAST FZE	DUBAI	LUXOTTICA GROUP SPA	100.00	100.00	1,000,000.00	AED	1.00
LUXOTTICA NEDERLAND BV	HEEMSTEDE	LUXOTTICA GROUP SPA	51.00	51.00	453,780.22	EUR	5,100.00
LUXOTTICA NORDIC AB	STOCKHOLM	LUXOTTICA GROUP SPA	100.00	100.00	250,000.00	SEK	2,500.00
LUXOTTICA NORGE AS	KONGSBERG	LUXOTTICA GROUP SPA	100.00	100.00	100,000.00	NOK	100.00
LUXOTTICA NORTH AMERICA DISTRIBUTION LLC	DOVER-DELAWARE	LUXOTTICA USA LLC	100.00	100.00	1.00	USD	1.00
LUXOTTICA OPTICS LTD	TEL AVIV	LUXOTTICA GROUP SPA	100.00	100.00	43.50	ILS	435,000.00
LUXOTTICA POLAND SP ZOO	CRACOV	LUXOTTICA GROUP SPA	25.00	100.00	390,000.00	PLN	195.00
	CRACOV	LUXOTTICA HOLLAND BV	75.00	100.00	390,000.00	PLN	585.00
LUXOTTICA PORTUGAL-COMERCIO DE OPTICA SA	LISBON	LUXOTTICA GROUP SPA	99.79	100.00	700,000.00	EUR	139,700.00
	LISBON	LUXOTTICA SRL	0.21	100.00	700,000.00	EUR	300.00
LUXOTTICA RETAIL AUSTRALIA PTY LTD	MACQUARIE PARK-NSW	OPSM GROUP PTY LIMITED	100.00	100.00	307,796.00	AUD	307,796.00
LUXOTTICA RETAIL CANADA INC	TORONTO-ONTARIO	THE UNITED STATES SHOE CORPORATION	43.82	100.00	12,671.00	CAD	5,553.00
	TORONTO-ONTARIO	LENSCRAFTERS INTERNATIONAL INC	52.91	100.00	12,671.00	CAD	6,704.00
	TORONTO-ONTARIO	LUXOTTICA RETAIL NORTH AMERICA INC	3.27	100.00	12,671.00	CAD	414.00
LUXOTTICA RETAIL FRANCHISING AUSTRALIA PTY LIMITED	MACQUARIE PARK-NSW	LUXOTTICA RETAIL AUSTRALIA PTY LTD	100.00	100.00	2.00	AUD	2.00
LUXOTTICA RETAIL HONG KONG LIMITED	HONG KONG-HONG KONG	PROTECTOR SAFETY INDUSTRIES PTY LTD	100.00	100.00	149,127,000.00	HKD	1,491,270.00
LUXOTTICA RETAIL NEW ZEALAND LIMITED	AUCKLAND	PROTECTOR SAFETY INDUSTRIES PTY LTD	100.00	100.00	58,200,100.00	NZD	58,200,100.00
LUXOTTICA RETAIL NORTH AMERICA INC	MARION-OHIO	THE UNITED STATES SHOE CORPORATION	100.00	100.00	1.00	USD	20.00
LUXOTTICA RETAIL UK LTD	ST ALBANS-HERTFORDSHIRE	SUNGLASS HUT TRADING LLC	0.86	100.00	24,410,765.00	GBP	209,634.00
	ST ALBANS-HERTFORDSHIRE	SUNGLASS HUT OF FLORIDA INC	31.14	100.00	24,410,765.00	GBP	7,601,811.00
	ST ALBANS-HERTFORDSHIRE	LUXOTTICA GROUP SPA	68.00	100.00	24,410,765.00	GBP	16,599,320.00
LUXOTTICA RUS LLC	MOSCOW	SUNGLASS HUT NETHERLANDS BV	99.00	100.00	123,000,000.00	RUB	121,770,000.00
	MOSCOW	LUXOTTICA HOLLAND BV	1.00	100.00	123,000,000.00	RUB	1,230,000.00
LUXOTTICA SOUTH AFRICA PTY LTD	CAPE TOWN—OBSERVATORY	LUXOTTICA GROUP SPA	100.00	100.00	2,200.02	ZAR	220,002.00
LUXOTTICA SOUTH EAST ASIA PTE LTD	SINGAPORE	LUXOTTICA HOLLAND BV	100.00	100.00	1,360,000.00	SGD	1,360,000.00
LUXOTTICA SOUTH EASTERN EUROPE LTD	NOVIGRAD	LUXOTTICA HOLLAND BV	100.00	100.00	1,000,000.00	HRK	1,000,000.00
LUXOTTICA SOUTH PACIFIC HOLDINGS PTY LIMITED	MACQUARIE PARK-NSW	LUXOTTICA GROUP SPA	100.00	100.00	232,797,001.00	AUD	232,797,001.00
LUXOTTICA SOUTH PACIFIC PTY LIMITED	MACQUARIE PARK-NSW	LUXOTTICA SOUTH PACIFIC HOLDINGS PTY LIMITED	100.00	100.00	460,000,001.00	AUD	460,000,001.00
LUXOTTICA SRL	AGORDO	LUXOTTICA GROUP SPA	100.00	100.00	10,000,000.00	EUR	10,000,000.00
LUXOTTICA SUN CORPORATION	DOVER-DELAWARE	LUXOTTICA US HOLDINGS CORP	100.00	100.00	1.00	USD	100.00
LUXOTTICA TRADING AND FINANCE LIMITED	DUBLIN	LUXOTTICA GROUP SPA	100.00	100.00	626,543,403.00	EUR	626,543,403.00
LUXOTTICA TRISTAR (DONGGUAN) OPTICAL CO LTD	DONGGUAN CITY	LUXOTTICA HOLLAND BV	100.00	100.00	96,000,000.00	USD	96,000,000.00
LUXOTTICA UK LTD	S. ALBANS-HERTFORDSHIRE	LUXOTTICA GROUP SPA	100.00	100.00	90,000.00	GBP	90,000.00
LUXOTTICA US HOLDINGS CORP	DOVER-DELAWARE	LUXOTTICA GROUP SPA	100.00	100.00	100.00	USD	10,000.00
LUXOTTICA USA LLC	NEW YORK-NY	ARNETTE OPTIC ILLUSIONS INC	100.00	100.00	1.00	USD	1.00
LUXOTTICA VERTRIEBSGESELLSCHAFT MBH	VIENNA	LUXOTTICA GROUP SPA	100.00	100.00	508,710.00	EUR	50,871.00
LUXOTTICA WHOLESALE (THAILAND) LTD	BANGKOK	LUXOTTICA GROUP SPA	100.00	100.00	100,000,000.00	THB	9,999,998.00
	BANGKOK	LUXOTTICA SRL	0.00	100.00	100,000,000.00	THB	1.00
	BANGKOK	LUXOTTICA HOLLAND BV	0.00	100.00	100,000,000.00	THB	1.00
LVD SOURCING LLC (*)	DOVER-DELAWARE	LUXOTTICA NORTH AMERICA DISTRIBUTION LLC	51.00	51.00	5,000.00	USD	2,550.00
MDD OPTIC DIFFUSION GMBH	MUNICH	ALAIN MIKLI INTERNATIONAL SAS	100.00	100.00	25,000.00	EUR	25,000.00

Company	Registred Address	Shareholder	Direct % of ownership	Group % of Ownership	Share capital in local currency	Share Capital in Local Currency	Number of Shares Owned
MDE DIFUSION OPTIQUE SL	BARCELONA	ALAIN MIKLI INTERNATIONAL SAS	100.00	100.00	4,000.00	EUR	4,000.00
MDI DIFFUSIONE OTTICA SRL	MILAN	ALAIN MIKLI INTERNATIONAL SAS	100.00	100.00	10,000.00	EUR	10,000.00
MIKLI (HONG KONG) LIMITED	HONG KONG	ALAIN MIKLI INTERNATIONAL SAS	100.00	100.00	1,000,000.00	HKD	1,000,000.00
MIKLI ASIA LIMITED	HONG KONG	ALAIN MIKLI INTERNATIONAL SAS	100.00	100.00	10,000.00	HKD	10,000.00
MIKLI CHINA LTD	SHANGHAI	MIKLI ASIA LIMITED	100.00	100.00	1,000,000.00	CNR	1,000,000.00
MIKLI DIFFUSION FRANCE SAS	PARIS	ALAIN MIKLI INTERNATIONAL SAS	100.00	100.00	1,541,471.20	EUR	220,500.00
MIKLI JAPON KK	TOKYO	ALAIN MIKLI INTERNATIONAL SAS	100.00	100.00	85,800,000.00	JPY	1,716.00
MIKLI MANAGEMENT SERVICES LIMITED	HONG KONG	MIKLI ASIA LIMITED	100.00	100.00	1,000,000.00	HKD	1,000,000.00
MIKLI TAIWAN LTD	TAIPEI	MIKLI ASIA LIMITED	100.00	100.00	5,000,000.00	TWD	5,000,000.00
MIRARI JAPAN CO LTD	TOKYO	LUXOTTICA GROUP SPA	15.83	100.00	473,700,000.00	JPY	1,500.00
	TOKYO	LUXOTTICA HOLLAND BV	84.17	100.00	473,700,000.00	JPY	7,974.00
MKL MACAU LIMITED	MACAU	ALAIN MIKLI INTERNATIONAL SAS	100.00	100.00	100,000.00	MOP	100,000.00
MULTIOPTICAS INTERNACIONAL SL	BARCELONA	LUXOTTICA GROUP SPA	100.00	100.00	8,147,795.20	EUR	10,184,744.00
MY-OP (NY) LLC	DOVER-DELAWARE	OLIVER PEOPLES INC	100.00	100.00	1.00	USD	1.00
OAKLEY (SCHWEIZ) GMBH	ZURICH	OAKLEY INC	100.00	100.00	20,000.00	CHF	20,000.00
OAKLEY AIR JV	CHICAGO-ILLINOIS	OAKLEY SALES CORP	70.00	70.00	1.00	USD	70.00
OAKLEY CANADA INC	SAINT LAUREN-QUEBEC	OAKLEY INC	100.00	100.00	10,107,907.00	CAD	10,107,907.00
OAKLEY DENMARK APS	COPENHAGEN	OAKLEY INC	100.00	100.00	127,000.00	DKK	127.00
OAKLEY EDC INC	TUMWATER-WASHINGTON	OAKLEY INC	100.00	100.00	1,000.00	USD	1,000.00
OAKLEY EUROPE SNC	ANNECY	OAKLEY HOLDING SAS	100.00	100.00	25,157,390.20	EUR	251,573,902.00
OAKLEY FINANCING INC	TUMWATER-WASHINGTON	OAKLEY INC	100.00	100.00	1.00	USD	100.00
OAKLEY GMBH	MONACO	OAKLEY INC	100.00	100.00	25,000.00	EUR	25,000.00
OAKLEY HOLDING SAS	ANNECY	OAKLEY DENMARK APS	49.09	100.00	6,129,050.00	EUR	40,662.00
	ANNECY	OAKLEY INC	50.91	100.00	6,129,050.00	EUR	42,163.00
OAKLEY ICON LIMITED	DUBLIN 2	LUXOTTICA TRADING AND FINANCE LIMITED	100.00	100.00	1.00	EUR	1.00
OAKLEY INC	TUMWATER-WASHINGTON	LUXOTTICA US HOLDINGS CORP	100.00	100.00	10.00	USD	1,000.00
OAKLEY IRELAND OPTICAL LIMITED	DUBLIN 2	OAKLEY INC	100.00	100.00	225,000.00	EUR	225,000.00
OAKLEY JAPAN KK	TOKYO	OAKLEY INC	100.00	100.00	10,000,000.00	JPY	200.00
OAKLEY SALES CORP	TUMWATER-WASHINGTON	OAKLEY INC	100.00	100.00	1,000.00	USD	1,000.00
OAKLEY SCANDINAVIA AB	STOCKHOLM	OAKLEY ICON LIMITED	100.00	100.00	100,000.00	SEK	1,000.00
OAKLEY SOUTH PACIFIC PTY LTD	VICTORIA-MELBOURNE	OPSM GROUP PTY LIMITED	100.00	100.00	12.00	AUD	12.00
OAKLEY SPAIN SL	BARCELONA	OAKLEY ICON LIMITED	100.00	100.00	3,100.00	EUR	310.00
OAKLEY UK LTD	ST ALBANS-HERTFORDSHIRE	OAKLEY INC	100.00	100.00	1,000.00	GBP	1,000.00
OF PTY LTD	MACQUARIE PARK-NEW SOUTH WALES	LUXOTTICA RETAIL AUSTRALIA PTY LTD	100.00	100.00	35,785,000.00	AUD	35,785,000.00
OLIVER PEOPLES INC	IRVINE-CALIFORNIA	OAKLEY INC	100.00	100.00	1.00	USD	1,000.00
OPSM GROUP PTY LIMITED	MACQUARIE PARK-NSW	LUXOTTICA SOUTH PACIFIC PTY LIMITED	100.00	100.00	67,613,043.50	AUD	135,226,087.00
OPTICAL PROCUREMENT SERVICES LLC	DOVER	LUXOTTICA RETAIL NORTH AMERICA INC	100.00	100.00	100.00	USD	100.00
OPTICAS GMO CHILE SA	HUECHURABA	LUXOTTICA GROUP SPA	0.00	100.00	4,129,182.00	CLP	2.00
	HUECHURABA	MULTIOPTICAS INTERNACIONAL SL	100.00	100.00	4,129,182.00	CLP	4,129,180.00
OPTICAS GMO COLOMBIA SAS	BOGOTA	MULTIOPTICAS INTERNACIONAL SL	100.00	100.00	14,813,033,000.00	COP	14,813,033,000.00
OPTICAS GMO ECUADOR SA	MEZANINE	MULTIOPTICAS INTERNACIONAL SL	100.00	100.00	8,000,000.00	USD	7,999,999.00
	MEZANINE	OPTICAS GMO PERU SAC	0.00	100.00	8,000,000.00	USD	1.00
OPTICAS GMO PERU SAC	LIMA	MULTIOPTICAS INTERNACIONAL SL	100.00	100.00	11,201,141.00	PEN	11,201,140.00
	LIMA	OPTICAS GMO ECUADOR SA	0.00	100.00	11,201,141.00	PEN	1.00
OPTIKA HOLDINGS LIMITED	ST ALBANS-HERTFORDSHIRE	LUXOTTICA RETAIL UK LTD	100.00	100.00	699,900.00	GBP	699,900.00
OPTIKA LIMITED	ST ALBANS-HERTFORDSHIRE	LUXOTTICA RETAIL UK LTD	100.00	100.00	2.00	GBP	2.00
OPTIMUM LEASING PTY LTD	MACQUARIE PARK-NSW	SUNGLASS ICON PTY LTD	100.00	100.00	110.00	AUD	110.00
OY LUXOTTICA FINLAND AB	ESPOO	LUXOTTICA GROUP SPA	100.00	100.00	170,000.00	EUR	1,000.00
PEARLE VISIONCARE INC	IRVINE-CALIFORNIA	THE UNITED STATES SHOE CORPORATION	100.00	100.00	1,000.00	USD	100.00
PROTECTOR SAFETY INDUSTRIES PTY LTD	MACQUARIE PARK-NSW	OPSM GROUP PTY LIMITED	100.00	100.00	2,486,250.00	AUD	4,972,500.00
RAY BAN SUN OPTICS INDIA LIMITED	BHIWADI	LUXOTTICA US HOLDINGS CORP	93.32	93.32	244,729,170.00	RUP	22,837,271.00
RAYBAN AIR	AGORDO	LUXOTTICA GROUP SPA	50.00	100.00	4,336,703.00	EUR	2,168,351.50
	AGORDO	LUXOTTICA SRL	50.00	100.00	4,336,703.00	EUR	2,168,351.50
RAYS HOUSTON	MASON-OHIO	SUNGLASS HUT TRADING LLC	51.00	51.00	1.00	USD	51.00
SALMOIRAGHI & VIGANO' SPA (*)	MILAN	LUXOTTICA GROUP SPA	36.33	36.33	11,919,861.00	EUR	4,330,401.00
SGH BRASIL COMERCIO DE OCULOS LTDA	SAN PAOLO	LUXOTTICA TRADING AND FINANCE LIMITED	0.01	100.00	6,720,000.00	BRL	672.00
	SAN PAOLO	LUXOTTICA GROUP SPA	99.99	100.00	6,720,000.00	BRL	6,719,328.00
SGH OPTICS MALAYSIA SDN BHD	KUALA LAMPUR	LUXOTTICA RETAIL AUSTRALIA PTY LTD	100.00	100.00	2.00	MYR	2.00
SPV ZETA OPTICAL COMMERCIAL AND TRADING (SHANGHAI) CO LTD	SHANGHAI	LUXOTTICA (CHINA) INVESTMENT CO LTD	100.00	100.00	5,875,000.00	USD	5,875,000.00
SPV ZETA Optical Trading (Beijing) Co Ltd	BEIJING	LUXOTTICA (CHINA) INVESTMENT CO LTD	100.00	100.00	465,000,000.00	CNR	465,000,000.00
SUN PLANET (PORTUGAL)—OCULOS DE SOL SA	LISBON	SUNGLASS HUT IBERIA S.L.	100.00	100.00	3,043,129.00	EUR	76,078,225.00
SUNGLASS DIRECT GERMANY GMBH	GRASBRUNN	LUXOTTICA GROUP SPA	100.00	100.00	200,000.00	EUR	200,000.00
SUNGLASS DIRECT ITALY SRL	MILAN	LUXOTTICA GROUP SPA	100.00	100.00	200,000.00	EUR	200,000.00
SUNGLASS FRAMES SERVICE SA DE CV	MEXICO CITY	SUNGLASS HUT DE MEXICO SAPI DE CV	99.98	100.00	2,350,000.00	MXN	4,699.00
	MEXICO CITY	LUXOTTICA GROUP SPA	0.02	100.00	2,350,000.00	MXN	1.00
SUNGLASS HUT (South East Asia) PTE LTD	SINGAPORE	LUXOTTICA HOLLAND BV	100.00	100.00	100,000.00	SGD	100,000.00
SUNGLASS HUT AIRPORTS SOUTH AFRICA (PTY) LTD	CAPE TOWN—OBSERVATORY	SUNGLASS HUT RETAIL SOUTH AFRICA (PTY) LTD	45.00	45.00	1,000.00	ZAR	450.00
SUNGLASS HUT AUSTRALIA PTY LIMITED	MACQUARIE PARK-NSW	OPSM GROUP PTY LIMITED	100.00	100.00	46,251,012.00	AUD	46,251,012.00
SUNGLASS HUT DE MEXICO SAPI DE CV	MEXICO CITY	LUXOTTICA GROUP SPA	80.00	80.00	286,250.00	MXN	228,999.00
	MEXICO CITY	LUXOTTICA TRADING AND FINANCE LIMITED	0.00	80.00	286,250.00	MXN	1.00
SUNGLASS HUT HONG KONG LIMITED	HONG KONG	PROTECTOR SAFETY INDUSTRIES PTY LTD	50.00	100.00	2.00	HKD	1.00
	HONG KONG	OPSM GROUP PTY LIMITED	50.00	100.00	2.00	HKD	1.00
SUNGLASS HUT IBERIA S.L.	BARCELONA	MULTIOPTICAS INTERNACIONAL SL	100.00	100.00	10,000,000.00	EUR	10,000,000.00
SUNGLASS HUT IRELAND LIMITED	DUBLIN	LUXOTTICA RETAIL UK LTD	100.00	100.00	250.00	EUR	200.00
SUNGLASS HUT NETHERLANDS BV	HEEMSTEDE	LUXOTTICA GROUP SPA	100.00	100.00	18,151.20	EUR	40.00
SUNGLASS HUT OF FLORIDA INC	WESTON-FLORIDA	LUXOTTICA US HOLDINGS CORP	100.00	100.00	10.00	USD	1,000.00

Company	Registred Address	Shareholder	Direct % of ownership	Group % of Ownership	Share capital in local currency	Share Capital in Local Currency	Number of Shares Owned
SUNGLASS HUT PORTUGAL UNIPESSOAL LDA	LISBON	LUXOTTICA GROUP SPA	100.00	100.00	1,000,000.00	EUR	1,000,000.00
SUNGLASS HUT RETAIL NAMIBIA (PTY) LTD	WINDHOEK	SUNGLASS HUT RETAIL SOUTH AFRICA (PTY) LTD	100.00	100.00	100.00	NAD	100.00
SUNGLASS HUT RETAIL SOUTH AFRICA (PTY) LTD	CAPE TOWN—OBSERVATORY	LUXOTTICA SOUTH AFRICA PTY LTD	100.00	100.00	900.00	ZAR	900.00
SUNGLASS HUT TRADING LLC	DOVER-DELAWARE	LUXOTTICA US HOLDINGS CORP	100.00	100.00	1.00	USD	1.00
SUNGLASS ICON PTY LTD	MACQUARIE PARK-NSW	LUXOTTICA RETAIL AUSTRALIA PTY LTD	100.00	100.00	20,036,912.00	AUD	20,036,912.00
SUNGLASS TIME (EUROPE) LIMITED	ST ALBANS-HERTFORDSHIRE	LUXOTTICA RETAIL UK LTD	100.00	100.00	10,000.00	GBP	10,000.00
SUNGLASS WORKS PTY LTD	VICTORIA-MELBOURNE	SUNGLASS ICON PTY LTD	100.00	100.00	20.00	AUD	110.00
SUNGLASS WORLD HOLDINGS PTY LIMITED	MACQUARIE PARK-NSW	SUNGLASS HUT AUSTRALIA PTY LIMITED	100.00	100.00	13,309,475.00	AUD	13,309,475.00
THE OPTICAL SHOP OF ASPEN INC	IRVINE-CALIFORNIA	OAKLEY INC	100.00	100.00	1.00	USD	250.00
THE UNITED STATES SHOE CORPORATION	DOVER-DELAWARE	LUXOTTICA USA LLC	100.00	100.00	1.00	USD	100.00

(*)
Entities consolidated using the equity method.

Certification of the consolidated financial statements, pursuant to Article 154-bis of the Legislative Decree 58/98.

        1.     The undersigned Andrea Guerra and Enrico Cavatorta, as chief executive officer and chief financial officer of Luxottica Group S.p.A., having also taken into account the provisions of Article 154-bis, paragraphs 3 and 4, of Legislative Decree no. 58 of 24 February 1998, hereby certify:

    •
    the adequacy in relation to the characteristics of the Company and

    •
    the effective implementation of the administrative and accounting procedures for the preparation of the condensed consolidated financial statements over the course of the period ending June 30, 2013.

        2.     The assessment of the adequacy of the administrative and accounting procedures for the preparation of the condensed consolidated financial statements as of June 30, 2013 was based on a process developed by Luxottica Group S.p.A. in accordance with the model of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Tradeway Commission which is a framework generally accepted internationally.

        3.     It is also certified that:

          3.1   the consolidated financial statements:

            a)    have been drawn up in accordance with the International Accounting Standards recognized in the European Union under the EC Regulation no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, in particular with IAS 34 Interim Financial Reporting, and the provisions which implement Art. 9 of the Legislative Decree no. 38/205;

            b)    are consistent with the entries in the accounting books and records;

            c)     are suitable for providing a truthful and accurate representation of the financial and economic situation of the issuer as well as of the companies included within the scope of consolidation.

          3.2   The management report on the consolidated financial statements includes a reliable analysis of operating trends and period results as well as the condition of the issuer and of the companies included within the scope of consolidation. The management report also includes a description of the primary risks and uncertainties to which the Group is exposed.

Milan, July 25, 2013

Andrea Guerra
(Chief Executive Officer)

Enrico Cavatorta
(Officer in charge of preparing the Company's financial reports)

Luxottica Headquarters and Registered Office•Via C. Cantù, 2, 20123 Milan, Italy - Tel. + 39.02.863341 - Fax + 39.02.86996550

Deutsche Bank Trust Company Americas (ADR Depositary Bank)•60 Wall Street, New York, NY 10005 USA
Tel. + 1.212.250.9100 - Fax + 1.212.797.0327

LUXOTTICA SRL
AGORDO, BELLUNO - ITALY

 LUXOTTICA BELGIUM NV
BERCHEM - BELGIUM

 LUXOTTICA FASHION BRILLEN VERTRIEBS
GMBH
GRASBRUNN - GERMANY

 LUXOTTICA FRANCE SAS
VALBONNE - FRANCE

 LUXOTTICA GOZLUK ENDUSTRI VE TICARET AS
CIGLI - IZMIR - TURKEY

 LUXOTTICA HELLAS AE
PALLINI - GREECE

 LUXOTTICA IBERICA SA
BARCELONA - SPAIN

 LUXOTTICA NEDERLAND BV
HEEMSTEDE - HOLLAND

 LUXOTTICA OPTICS LTD
TEL AVIV - ISRAEL

 LUXOTTICA POLAND SP ZOO
KRAKÓW - POLAND

 LUXOTTICA PORTUGAL-COMERCIO DE
OPTICA SA
LISBON - PORTUGAL

 LUXOTTICA (SWITZERLAND) AG
ZURICH - SWITZERLAND

 LUXOTTICA CENTRAL EUROPE KFT
BUDAPEST - HUNGARY

 LUXOTTICA SOUTH EASTERN EUROPE LTD
NOVIGRAD - CROATIA

 LUXOTTICA RETAIL UK LIMITED
ST. ALBANS - HERTFORDSHIRE (UK)

 OAKLEY ICON LIMITED
DUBLIN - IRELAND

 ALAIN MIKLI INTERNATIONAL SAS
PARIS - FRANCE

LUXOTTICA ExTrA LIMITED
DUBLIN - IRELAND

 LUXOTTICA TRADING AND
FINANCE LIMITED
DUBLIN - IRELAND

 LUXOTTICA NORDIC AB
STOCKHOLM - SWEDEN

 LUXOTTICA U.K. LTD
ST. ALBANS - HERTFORDSHIRE (UK)

 LUXOTTICA
VERTRIEBSGESELLSCHAFT MBH
WIEN - AUSTRIA

 LUXOTTICA U.S. HOLDINGS
CORP.
PORT WASHINGTON - NEW YORK (USA)

 LUXOTTICA USA LLC
PORT WASHINGTON - NEW YORK (USA)

 LUXOTTICA CANADA INC.
TORONTO - ONTARIO (CANADA)

 LUXOTTICA NORTH AMERICA
DISTRIBUTION LLC
MASON - OHIO (USA)

 LUXOTTICA RETAIL NORTH
AMERICA INC.
MASON - OHIO (USA)

 SUNGLASS HUT TRADING, LLC
MASON - OHIO (USA)

 EYEMED VISION CARE LLC
MASON - OHIO (USA)

 LUXOTTICA RETAIL CANADA INC.
TORONTO - ONTARIO (CANADA)

 OAKLEY, INC.
FOOTHILL RANCH - CALIFORNIA (USA)

 LUXOTTICA MEXICO SA DE CV
MEXICO CITY - MEXICO

 OPTICAS GMO CHILE SA
SANTIAGO - CHILE

LUXOTTICA ARGENTINA SRL
BUENOS AIRES - ARGENTINA

 LUXOTTICA BRASIL PRODUTOS OTICOS E ESPORTIVOS LTDA
SÃO PAULO - BRAZIL

 LUXOTTICA AUSTRALIA PTY LTD
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 OPSM GROUP PTY LIMITED
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 LUXOTTICA MIDDLE EAST FZE
DUBAI - DUBAI (UNITED ARAB EMIRATES)

 MIRARI JAPAN CO LTD
TOKYO - JAPAN

 LUXOTTICA SOUTH AFRICA PTY LTD
CAPE TOWN - OBSERVATORY (SOUTH AFRICA)

 RAYBAN SUN OPTICS INDIA LTD
GURGAON - HARYANA (INDIA)

 SPV ZETA OPTICAL COMMERCIAL AND
TRADING (SHANGHAI) CO., LTD
SHANGHAI - CHINA

 LUXOTTICA TRISTAR (DONGGUAN)
OPTICAL CO LTD
DONG GUAN CITY, GUANGDONG - CHINA

 GUANGZHOU MING LONG OPTICAL
TECHNOLOGY CO. LTD
GUANGZHOU CITY - CHINA

 SPV ZETA OPTICAL TRADING (BEIJING) CO. LTD
BEIJING - CHINA

 LUXOTTICA KOREA LTD
SEOUL - KOREA

 LUXOTTICA SOUTH PACIFIC
HOLDINGS PTY LIMITED
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 LUXOTTICA (CHINA)
INVESTMENT CO. LTD.
SHANGHAI - CHINA

 LUXOTTICA WHOLESALE (THAILAND) LTD
BANGKOK - THAILAND

www.luxottica.com

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.P.A.

Date: August 1, 2013	By: /s/ Enrico Cavatorta ENRICO CAVATORTA CHIEF FINANCIAL OFFICER